++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO +
+COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE           +
+SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS   +
+PRELIMINARY PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OF          +
+ARMSTRONG SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN + +OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN +
+WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO             +
+REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                  Filed Pursuant to Rule 424(b)3
                                                    Registration Number 333-6333
PROSPECTUS SUPPLEMENT (Subject to Completion)
(To Prospectus dated November 1, 1996)
Issued June 4, 1998
                                7,000,000 PEPS SM
                % Participating Exchangeable Premium Securities SM

                                      LOGO
                        Armstrong World Industries, Inc.

                            % PEPS SM DUE JULY 1, 2001

                                  ----------
     (Redeemable in Shares of Common Stock of Dal-Tile International Inc.)
                                  ----------
  The principal amount of each of the   % Participating Exchangeable Premium
Securities due July 1, 2001 (each, a "PEPS") of Armstrong World Industries,
Inc. ("Armstrong") being offered hereby will be $     (the "Initial Price").
The PEPS will mature on July 1, 2001. Interest on the PEPS, at the rate of   %
of the principal amount per annum, is payable quarterly in arrears on January 1, April 1, July 1 and October 1, beginning October 1, 1998. The PEPS are not subject to redemption or any sinking fund prior to maturity.
  At maturity (including as a result of acceleration or otherwise), the principal amount of each PEPS will be mandatorily exchanged by Armstrong into a number of shares of Dal-Tile common stock, par value $0.01 per share ("Dal-Tile Common Stock") equal to the Exchange Amount per PEPS or, at Armstrong's option, cash in an amount equal to the Reference Property Value of the Dal-Tile Common Stock otherwise deliverable with respect to such PEPS. The Exchange Amount per PEPS is equal to, subject to adjustment under certain circumstances: (a) if the
Reference Property Value is greater than $    per share of Dal-Tile Common
Stock (the "Threshold Appreciation Price"),       shares of Dal-Tile Common
Stock per PEPS, (b) if the Reference Property Value is less than or equal to the Threshold Appreciation Price but is greater than the Initial Price, a fractional share of Dal-Tile Common Stock per PEPS so that the value thereof (determined at the Then-Current Value as of the Exchange Date) is equal to the Initial Price, and (c) if the Reference Property Value is less than or equal to the Initial Price, one share of Dal-Tile Common Stock per PEPS. See "Description of PEPS."
  Although Dal-Tile International Inc. ("Dal-Tile") currently does not pay dividends on the Dal-Tile Common Stock, holders of the PEPS will receive interest payments on each Interest Payment Date. The opportunity for equity appreciation afforded by an investment in the PEPS is less than that afforded by an investment in the Dal-Tile Common Stock because a holder of a PEPS may receive, in respect of such PEPS on the Exchange Date, less than one share of Dal-Tile Common Stock (or the Then-Current Value thereof as of the Exchange Date in cash). The value of the Dal-Tile Common Stock or cash received by a holder of a PEPS on the Exchange Date may be more or less than the Initial Price, and therefore an investment in the PEPS may result in a loss.
  The PEPS will be unsecured obligations of Armstrong ranking pari passu with all of its other unsecured and unsubordinated indebtedness. Dal-Tile will have no obligations with respect to the PEPS. See "Description of the PEPS." In a concurrent transaction, Armstrong, through its wholly-owned subsidiary Armstrong Enterprises, Inc. ("AEI"), is offering 9,000,000 shares of Dal-Tile Common Stock (the "Common Stock Offering") pursuant to a separate prospectus of Dal-Tile. The Dal-Tile Common Stock is listed on the NYSE under the symbol
"DTL." On June   , 1998, the Closing Price of the Dal-Tile Common Stock on the
NYSE was $   per share.
                                  ----------
       SEE "RISK FACTORS RELATING TO THE PEPS" BEGINNING ON PAGE S-9 FOR INFORMATION THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE INVESTORS.
                                  ----------
THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS  PROSPECTUS SUPPLEMENT AND
    THE ACCOMPANYING  PROSPECTUS OF  ARMSTRONG.  ANY REPRESENTATION  TO THE
     CONTRARY IS A CRIMINAL OFFENSE.
                                  ----------
                              PRICE $       A PEPS
                                  ----------

                                                  UNDERWRITING
                                      PRICE TO    DISCOUNTS AND    PROCEEDS TO
                                     PUBLIC (1)  COMMISSIONS (2) ARMSTRONG(1)(3)
                                     ----------  --------------- ---------------
  Per PEPS..........................    $             $              $
  Total(4).......................... $              $               $

-----
  (1)  Plus accrued interest, if any, from     , 1998.
  (2) Armstrong and Dal-Tile have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (3)  Before deducting expenses payable by Armstrong, estimated at     .
  (4) Armstrong has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an additional 1,050,000 PEPS at the price to public, less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting
       discounts and commissions, and proceeds to Armstrong will be    ,
       and    , respectively. See "Underwriters."
                                  ----------
  The PEPS are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that
delivery of the PEPS will be made on or about June   , 1998 at the office of
Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                                  ----------
MORGAN STANLEY DEAN WITTER
                                                            SALOMON SMITH BARNEY
June   , 1998

  NO PERSON IS AUTHORIZED BY ARMSTRONG, DAL-TILE, THE UNDERWRITERS OR ANY DEALER TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OF ARMSTRONG, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OF ARMSTRONG DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OF ARMSTRONG NOR ANY OFFER OR SALE MADE HEREBY SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION CONTAINED HEREIN OR THEREIN OR INCORPORATED HEREIN OR THEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF.
                               ----------------

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                                                      Page

Prospectus Supplement Summary.............................................  S-4
Risk Factors Relating To The PEPS.........................................  S-9
Armstrong................................................................. S-10
Dal-Tile.................................................................. S-11
Price Range Of Dal-Tile Common Stock And Dividends........................ S-11
Relationship Between Armstrong And
 Dal-Tile................................................................. S-12
Ratios Of Earnings From Continuing Businesses To Fixed Charges And
 Earnings From Continuing Businesses To Combined Fixed Charges And
 Preferred Stock Dividends................................................ S-13
Use Of Proceeds........................................................... S-13
Capitalization............................................................ S-14
Accounting Treatment Of Dal-Tile Common Stock And The PEPS................ S-15
Selected Financial Data................................................... S-16
Description Of The PEPS................................................... S-17
Listing................................................................... S-25
United States Taxation.................................................... S-25
Underwriters.............................................................. S-29
Legal Matters............................................................. S-30
Experts................................................................... S-30
Incorporation Of Certain Documents By
 Reference................................................................ S-30

PROSPECTUS                                                                 Page

Available Infor-
 mation.........    3
Incorporation Of
 Certain Docu-
 ments By
 Reference......    3
The Company.....    5
Use Of Proceeds.    5
Ratios Of
 Earnings To
 Fixed Charges
 And Earnings
 To Combined
 Fixed Charges
 And Preferred
 Stock Dividends.   5
Description Of
 Debt Securi-
 ties...........    6
Description Of
 Capital Stock..   17
Description Of
 Depositary
 Shares.........   22
Plan Of Distri-
 bution.........   24
Validity Of Se-
 curities.......   25
Experts.........   25

                               ----------------
  "PEPS" and "Participating Exchangeable Premium Securities" are service marks of Morgan Stanley & Co. Incorporated.
                               ----------------
  Attached hereto as Appendix A is a prospectus of Dal-Tile International Inc. (the "Dal-Tile Prospectus") covering the shares of Dal-Tile Common Stock that may be received upon mandatory exchange of the PEPS. The accompanying Dal-Tile Prospectus was prepared solely by Dal-Tile and Armstrong has made no attempt to verify the information contained therein. The Dal-Tile Prospectus does not constitute a part of this Prospectus Supplement and is not incorporated herein by reference.
                               ----------------
  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE PEPS AND THE DAL-TILE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE PEPS AND SHARES OF DAL-TILE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

  This Prospectus Supplement contains or incorporates statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to the safe harbor created by such sections. Such statements appear in a number of places in this Prospectus and in the documents incorporated herein by reference and may include statements regarding, among other matters, the intent, belief or current expectations of the Company or its officers. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include, but are not limited to, the specific risk factors described under the caption "Risk Factors Relating to the PEPS."

                               ----------------

  All PEPS will be issued as Book-Entry PEPS. Beneficial interests in Book-Entry PEPS will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company ("DTC") or its nominee, Cede & Co., and its participants.

                               ----------------

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus Supplement, the accompanying Prospectus of Armstrong and the Dal-Tile Prospectus attached hereto as Appendix A, and by the information incorporated by reference. The reader is further advised that the contents of the Dal-Tile Prospectus, and any documents incorporated by reference therein, are not incorporated by reference herein or in any way made a part of this Prospectus Supplement.

                                   ARMSTRONG

  Armstrong is a Pennsylvania corporation incorporated in 1891. Armstrong is a manufacturer of interior furnishings, including floor coverings, and building products which are sold primarily for use in the furnishing, refurbishing, repair, modernization and construction of residential, commercial and institutional buildings. It also manufactures various industrial and other products.

  Armstrong makes and markets a variety of specialty products for the building, automotive, textile, and other industries. Armstrong is a worldwide manufacturer of floor coverings for the interiors of homes and commercial and institutional buildings, with a broad range of resilient flooring together with adhesives, installation and maintenance materials and accessories.

  A major producer of ceiling materials in the United States and abroad, Armstrong also markets both residential and commercial ceiling systems. Ceiling materials for the home are offered in a variety of types and designs; most provide noise reduction and incorporate Armstrong-designed features intended to permit ease of installation. Ceramic tile for floors, walls and countertops, together with adhesives, installation and maintenance materials and accessories are sold through home centers, independent ceramic and floor covering wholesalers and sales service centers operated by Dal-Tile.

  For the quarter ending March 31, 1998, Armstrong's net earnings were $46.5 million (2.3% higher than first-quarter 1997 net earnings of $45.5 million) on the strength of the floor coverings and industry products segments. Net earnings per diluted common share increased $0.05 per share, or 4.5%, to $1.15 in the first quarter of 1998, as compared to $1.10 in the first quarter of 1997. This increase is attributable to the increase in net earnings over first quarter 1997 combined with a reduction in the number of shares outstanding during such period as a result of Armstrong's stock repurchase program.

  Net sales in first quarter 1998 were $543.1 million, $24.8 million (or 4.8%) higher than $518.3 million for first quarter 1997. Without the negative currency translation impact of a stronger U.S. dollar, sales would have increased 6.7%. Net sales in the flooring segment grew 9.5% over the first quarter of 1997, while first quarter 1998 net sales in the building products segment grew approximately 3% and first quarter 1998 net sales in the industry product segment declined approximately 6% over first quarter 1997. Sales were up sharply in the home center channel and also increased in Europe from new flooring and ceiling products reflecting 1997 acquisitions.

  Armstrong's operating income in the first quarter of 1998 was $77.1 million, 3% higher than the $74.8 million for the first quarter of 1997. Operating margins decreased from 14.4% for the first quarter of 1997 to 14.2% in first quarter 1998.

                                    DAL-TILE

  Dal-Tile is one of the largest manufacturers, distributors and marketers of ceramic tile in North America. Dal-Tile produces and distributes a broad line of wall tile and floor tile products for both residential and commercial applications, marketed primarily under its Daltile(TM), American Olean(R) and Home Source(R) brand names. Dal-Tile commenced operations in 1947 as the Dallas Ceramic Company and established its first wall tile manufacturing facility and corporate headquarters in Dallas, Texas. On December 29, 1995, Dal-Tile acquired from Armstrong American Olean Tile Company, Inc. ("AO") and certain other related assets of the ceramic tile business of Armstrong.

                               THE PEPS OFFERING

Initial Price...................  $

PEPS Offered....................  7,000,000 PEPS. Each PEPS will be a general, unsecured and unsubordinated
                                  obligation of Armstrong having a
                                  principal amount equal to the Initial
                                  Price.

                                  On July 1, 2001 (the "Exchange Date"),
                                  the principal amount of each PEPS will be
                                  mandatorily exchanged by Armstrong into a
                                  percentage of the number or amount of
                                  each type of Reference Property per PEPS
                                  (as defined herein) (or, at the option of
                                  Armstrong, cash with an equivalent value)
                                  equal to the Exchange Amount per PEPS,
                                  plus any accrued and unpaid interest to,
                                  but excluding, the Exchange Date. The
                                  Exchange Amount per PEPS (as defined
                                  herein) is equal to, subject to
                                  adjustment under certain circumstances:
                                  (a) if the Reference Property Value is
                                  greater than or equal to $   (the
                                  "Threshold Appreciation Price"),   % of
                                  the number or amount of each type of
                                  Reference Property per PEPS; (b) if the
                                  Reference Property Value is less than the Threshold Appreciation Price but is greater than the Initial Price, a percentage of the number or amount of each type of Reference Property per PEPS, allocated as proportionately as practicable, so that the aggregate Then-Current Value (as defined herein) of such percentage as of the Exchange Date equals the Initial Price; and (c) if the Reference Property Value is less than or equal to the Initial Price, 100% of the number or amount of each type of Reference Property per PEPS. See "Description of the PEPS--Mandatory Exchange."

                                  No fractional shares of Dal-Tile Common
                                  Stock or other Reference Securities (as
                                  defined herein) will be issued at
                                  maturity. See "Description of the PEPS--
                                  Fractional Shares."

Concurrent Offering.............  In a concurrent transaction, Armstrong, through its wholly-owned direct
                                  subsidiary, Armstrong Enterprises, Inc., is offering 9,000,000 shares of Dal-Tile Common Stock pursuant to certain registration rights under the
                                  Shareholders Agreement (as defined
                                  herein). The 18,365,822 shares
                                  beneficially owned by Armstrong
                                  immediately preceding the Common Stock
                                  Offering represent 34.4% of the
                                  outstanding Dal-Tile Common Stock.
                                  Immediately following the Common Stock
                                  Offering, Armstrong will beneficially own
                                  9,365,822 shares, or approximately 17.5% of the outstanding Dal-Tile Common Stock (or 8,050,000 shares, representing 15.1% of the outstanding Dal-Tile Common Stock, if the over-allotment option is exercised in full).

Reference Property Adjustments..  The amount of Dal-Tile Common Stock and/or the amount or type of other
                                  Reference Property per PEPS deliverable
                                  upon mandatory exchange of the PEPS is
                                  subject to adjustment as a
                                  result of certain Adjustment Events (as
                                  defined herein), distributions of certain rights or warrants, and tender or exchange offers. See "Description of the PEPS--Reference Property Adjustments."

Indenture Covenants.............  The PEPS are being issued pursuant to a
                                  Senior Debt Securities Indenture between
                                  Armstrong and Mellon Bank, N.A. dated
                                  August 6, 1996 (the "Principal
                                  Indenture") as supplemented by a
                                  supplemental indenture (the "Supplemental
                                  Indenture") dated as of June   , 1998
                                  between Armstrong and Chase Manhattan
                                  Bank, formerly known as Chemical Bank, as Trustee (the "Trustee") (the "Principal Indenture" as supplemented by the "Supplemental Indenture," the
                                  "Indenture"). The Indenture will contain a number of covenants that will limit, among other things, (i) the incurrence of certain liens by Armstrong or by certain designated subsidiaries, (ii) Armstrong's merger with or consolidation into another corporation and (iii) the ability of Armstrong to engage in certain asset dispositions. In addition, Armstrong will covenant in the Indenture that so long as it is subject to Section 16 of the Exchange Act, it will not engage in any transaction that will violate paragraph
                                  (c) of Section 16 with respect to the
                                  PEPS. See "Description of the PEPS--
                                  Section 16(c) of the Exchange Act."

Interest Payments...............  Each PEPS will entitle the holder thereof to receive interest at the annual rate of
                                   % (equivalent to $     per annum).
                                  Interest on the PEPS will accrue from the
                                  original date of issuance and will be
                                  payable quarterly in arrears on each of
                                  January 1, April 1, July 1 and October 1,
                                  beginning October 1, 1998. See
                                  "Description of the PEPS--General." The
                                  initial payment to be made on October 1,
                                  1998 will be $    , representing interest
                                  accruing from the date of the initial
                                  issuance of the PEPS to October 1, 1998.

Enhanced Income; Less
 Investment Appreciation Than
 Dal-Tile Common Stock; No
 Assurance of Delivery of Dal-
 Tile Common Stock..............
                                  Dividends are not currently paid on the
                                  Dal-Tile Common Stock, therefore the
                                  interest payments on the PEPS may provide a greater current return on investment than an investment in Dal-Tile Common Stock. However, the opportunity for equity appreciation afforded by an investment in the PEPS is less than that afforded by an investment in the Dal-Tile Common Stock because a holder of a PEPS may receive, in respect of such PEPS on the Exchange Date (or any Acceleration Date (as defined herein)), less than one share of Dal-Tile Common Stock or the equivalent value in cash. The value of the Dal-Tile Common Stock or cash received by a holder of a PEPS on the Exchange Date (or any Acceleration

                                  Date) may be less than the issue price of the PEPS, and therefore an investment in the PEPS may result in a loss. See "Risk Factors--Relationship of PEPS and Dal-Tile Common Stock." In addition, as described herein, Armstrong will have the option, exercisable in its sole discretion, to satisfy its obligations with respect to the principal amount of each PEPS on the Exchange Date by delivering to holders of the PEPS either the specified number of shares of Dal-Tile Common Stock (or the number or amount of other Reference Property per
                                  PEPS) or cash in an equivalent amount.

Absence of Trading Market.......  Prior to this offering, there has been no public market for the PEPS, and there can be no assurance that a market will develop. It is not possible to predict how the PEPS will trade in the secondary market. The PEPS will not be listed for trading on any national securities exchange or any automated inter-dealer quotation system. See "Risk Factors Relating to the PEPS--Effect of the PEPS on the Market for Dal-Tile Common Stock" and "--Possible Illiquidity of the Secondary Market."

Form of PEPS....................  The PEPS will be issued in the form of one or more fully registered global notes
                                  (each, a "Global Note"). The Global Notes will be deposited with, or on behalf of, DTC and registered in the name of DTC's nominee, Cede & Co. See "Description of the PEPS--Book-Entry, Delivery and Form."

United States Taxation..........  The Indenture will provide that the parties have agreed to characterize the
                                  PEPS for all tax purposes as an
                                  investment unit consisting of two
                                  components: (i) a forward purchase
                                  contract to purchase Dal-Tile Common
                                  Stock at maturity, and (ii) a deposit
                                  with Armstrong of a fixed amount of cash to secure the holder's obligation under the forward purchase contract. The summary below assumes that the PEPS will be treated as such.

                                  Under the above characterization, for
                                  U.S. federal income tax purposes, a PEPS holder will be required to include in income, in accordance with the holder's method of accounting, amounts denominated as interest that are payable on the deposit. A holder's tax basis in a PEPS will equal the holder's cost for that PEPS. Upon the sale or other taxable disposition of a PEPS, a holder will recognize long- or short-term capital gain or loss depending on the holding period of the PEPS. On the Exchange Date, a holder will recognize no gain or loss on the purchase of Dal-Tile Common Stock and the holder's tax basis in such stock will equal the holder's tax basis in the PEPS.

                                  Due to the absence of statutory, judicial or administrative authority regarding the proper characterization of the PEPS for

                                  U.S. federal income tax purposes, there
                                  are substantial uncertainties regarding
                                  the U.S. federal income tax consequences of an investment in the PEPS. As a result, there can be no assurance that the Internal Revenue Service will agree with, or that a court will uphold, the treatment of the PEPS for U.S. federal income tax purposes as described herein. Each holder of the PEPS should consult its tax advisor regarding the U.S. federal income tax consequences of an investment in the PEPS. See "United States Taxation."

Use of Proceeds.................  To reduce certain of Armstrong's short-
                                  term indebtedness and for other general
                                  corporate purposes.

                       RISK FACTORS RELATING TO THE PEPS

  Prospective holders of the PEPS should carefully consider, in addition to the other information set forth or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus of Armstrong, the following information and the information set forth or incorporated by reference in the Dal-Tile Prospectus, including, without limitation, information under "Risk Factors." The reader is further advised that the contents of the Dal-Tile Prospectus, and any documents incorporated by reference therein, are not incorporated by reference herein or in any way made a part of this Prospectus Supplement.

RELATIONSHIP OF PEPS AND DAL-TILE COMMON STOCK

  The value of the Dal-Tile Common Stock (or other Reference Property per
PEPS) received by a holder of a PEPS on the Exchange Date (or any Acceleration
Date) is not fixed, but is based on the market price of the Dal-Tile Common Stock (or other Reference Property per PEPS), as specified in the definition of the Exchange Amount per PEPS. See "Description of PEPS--Mandatory Exchange." The price of the Dale-Tile Common Stock (or other Reference Property per PEPS), is subject to market fluctuations, and as a result, the value of the Dal-Tile Common Stock (or other Reference Property per PEPS) or cash received by a holder of a PEPS on the Exchange Date (or any Acceleration
Date) may be more or less than the Initial Price of the PEPS. Therefore, no assurance can be given that an investment in the PEPS will not result in a loss. For example, if the Reference Property Value on the Exchange Date (or any Acceleration Date) is less than the Initial Price, an investment in the PEPS may result in a loss.

  The opportunity for equity appreciation afforded by an investment in the PEPS is less than that afforded by an investment in the Dal-Tile Common Stock because a holder of a PEPS may receive, in respect of such PEPS on the Exchange Date (or any Acceleration Date), less than one share of Dal-Tile Common Stock (or the equivalent amount of other Reference Property per PEPS) or the Then-Current Market Value thereof as of such date in cash. If Armstrong elects to exchange the PEPS for cash, the amount of cash delivered will be determined on the basis of the average of the Closing Price per share of Dal-Tile Common Stock (or other Reference Securities, if any) over the 20 Trading Days immediately prior to, but not including, the second Business Day (as defined herein) immediately preceding such date. The price of the Dal-Tile Common Stock (or other Reference Property per PEPS) is subject to market fluctuations, and as a result, the amount of cash delivered on the Exchange Date (or any Acceleration Date) in respect of each PEPS may be more or less than the market value on the Exchange Date (or any Acceleration Date) of the Dal-Tile Common Stock (or other Reference Property per PEPS) that a holder would otherwise have been entitled to receive.

  The market price of PEPS at any time is expected to be affected primarily by changes in the price of the Dal-Tile Common Stock and by changes in interest rates, as well as by factors affecting Armstrong. Trading prices of Dal-Tile Common Stock will be influenced by Dal-Tile's operational results and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the specific market segment of which Dal-Tile is a part. (See the Dal-Tile Prospectus attached hereto as Appendix A for more information regarding Dal-Tile Common Stock.)

  A holder of PEPS will not be entitled to any rights with respect to the Dal-Tile Common Stock (including, without limitation, voting rights and the rights to receive any dividends or other distributions in respect thereof) until such time, if ever, as Armstrong delivers shares of Dal-Tile Common Stock upon settlement of the PEPS.

EFFECT OF THE PEPS ON THE MARKET FOR DAL-TILE COMMON STOCK

  The PEPS will not be listed on the New York Stock Exchange ("NYSE"), any other national securities exchange or any automated interdealer quotation system. Any market that develops for the PEPS is likely to influence, and be influenced by, the market for the Dal-Tile Common Stock. For example, the price of the Dal-Tile Common Stock could become more volatile and could be depressed by investors' anticipation of the potential resale in the market of substantial additional amounts of Dal-Tile Common Stock received at the maturity or acceleration of the PEPS by investors who view the PEPS as a more attractive means of equity participation in Dal-Tile and by hedging or arbitrage trading activity that may develop involving the PEPS and Dal-Tile Common Stock.

ABSENCE OF PLEDGE OR ESCROW

  The Indenture contains limited restrictions on the ability of Armstrong to sell, pledge or otherwise convey all or any portion of the Dal-Tile Common Stock held by it or its subsidiaries, and no such shares of Dal-Tile Common Stock will be pledged or otherwise held in escrow for use on the Exchange Date of the PEPS. Consequently, in the event of a bankruptcy, insolvency or liquidation of Armstrong or its subsidiaries, the Dal-Tile Common Stock owned by Armstrong or its subsidiaries will be subject to the claims of the creditors of Armstrong or its subsidiaries, respectively. In addition, Armstrong will have the option, exercisable in its sole discretion, to satisfy its obligations with respect to the principal amount of each PEPS on the Exchange Date by delivering to holders of the PEPS either the specified number of shares of Dal-Tile Common Stock (or number or amount of other Reference Property per PEPS) or cash in an equivalent amount.

POSSIBLE ILLIQUIDITY OF THE SECONDARY MARKET

  There is currently no secondary market for the PEPS, and the PEPS are not expected to be listed on any securities exchange or any automated interdealer quotation system. The Underwriters currently intend, but are not obligated, to make a market in the PEPS. There can be no assurance that a secondary market will develop or, if a secondary market does develop, that it will provide the holders of the PEPS with liquidity of investment or that it will continue for the life of the PEPS.

NO OBLIGATION ON THE PART OF DAL-TILE WITH RESPECT TO THE PEPS

  Dal-Tile has no obligations with respect to the PEPS or amounts to be paid to holders thereof, including any obligation to take the needs of Armstrong with respect to the PEPS or the needs of holders of the PEPS into consideration for any reason. Dal-Tile will not receive any of the proceeds of the offering of the PEPS made hereby. See "Relationship Between Armstrong and Dal-Tile."

RISK FACTORS RELATING TO DAL-TILE

  Investors in the PEPS should carefully consider the information in the Dal-Tile Prospectus attached hereto as Appendix A, including the information contained under "Risk Factors."

                                   ARMSTRONG

  Armstrong is a Pennsylvania corporation incorporated in 1891. Armstrong is a manufacturer of interior furnishings, including floor coverings, and building products which are sold primarily for use in the furnishing, refurbishing, repair, modernization and construction of residential, commercial and institutional buildings. It also manufactures various industrial and other products.

  Armstrong makes and markets a variety of specialty products for the building, automotive, textile, and other industries. Armstrong is a worldwide manufacturer of floor coverings for the interiors of homes and commercial and institutional buildings, with a broad range of resilient flooring together with adhesives, installation and maintenance materials and accessories.

  A major producer of ceiling materials in the United States and abroad, Armstrong also markets both residential and commercial ceiling systems. Ceiling materials for the home are offered in a variety of types and designs; most provide noise reduction and incorporate Armstrong-designed features intended to permit ease of installation. Ceramic tile for floors, walls and countertops, together with adhesives, installation and maintenance materials and accessories are sold through home centers, independent ceramic and floor covering wholesalers and sales service centers operated by Dal-Tile.

  For the quarter ending March 31, 1998, Armstrong's net earnings were $46.5 million (2.3% higher than first-quarter 1997 net earnings of $45.5 million) on the strength of the floor coverings and industry products segments. Net earnings per diluted common share increased $0.05 per share, or 4.5%, to $1.15 in the first quarter of 1998, as compared to $1.10 in the first quarter of 1997. This increase is attributable to the increase in net earnings over first quarter 1997 combined with a reduction in the number of shares outstanding during such period as a result of Armstrong's stock repurchase program.

  Net sales in the first quarter 1998 were $543.1 million, $24.8 million (or 4.8%) higher than $518.3 million for first quarter 1997. Without the negative currency translation impact of a stronger U.S. dollar, sales would have increased 6.7%. Net sales in the flooring segment grew 9.5% over the first quarter of 1997, while first quarter 1998 net sales in the building products segment grew approximately 3% and first quarter 1998 net sales in the industry product segment declined approximately 6% over first quarter 1997. Sales were up sharply in the home center channel and also increased in Europe from new flooring and ceiling products reflecting 1997 acquisitions.

  Armstrong's operating income in the first quarter of 1998 was $77.1 million, 3% higher than the $74.8 million for the first quarter of 1997. Operating margins decreased from 14.4% for the first quarter of 1997 to 14.2% in first quarter 1998.

                                   DAL-TILE

  Dal-Tile is one of the largest manufacturers, distributors and marketers of ceramic tile in North America. Dal-Tile produces and distributes a broad line of wall tile and floor tile products for both residential and commercial applications, marketed primarily under its Daltile(TM), American Olean(R) and Home Source(R) brand names. Dal-Tile commenced operations in 1947 as the Dallas Ceramic Company and established its first wall tile manufacturing facility and corporate headquarters in Dallas, Texas. On December 29, 1995, Dal-Tile acquired from Armstrong AO and certain other related assets of the ceramic tile business of Armstrong.

  Attached hereto as Appendix A is the Dal-Tile Prospectus covering the shares of Dal-Tile Common Stock offered in connection with the PEPS.

              PRICE RANGE OF DAL-TILE COMMON STOCK AND DIVIDENDS

  Dal-Tile Common Stock is listed on the NYSE under the symbol "DTL." The following table sets forth, for the periods indicated, the high and low Closing Prices for the shares of Dal-Tile Common Stock on the NYSE as of the end of the regular session, as reported on the Consolidated Tape, Network A.

                                                            HIGH       LOW
                                                            ----      ----
Fiscal Year ended January 3, 1997
  Third Quarter (from August 14, 1996)..................... $16 3/8   $13 7/8
  Fourth Quarter...........................................  21 3/8    16 5/8
Fiscal Year ended January 2, 1998
  First Quarter............................................  19 5/8    14 1/2
  Second Quarter...........................................  18 7/8    12
  Third Quarter............................................  18 3/8    14
  Fourth Quarter...........................................  14 11/16   9 1/2
Fiscal Year ending January 1, 1999
  First Quarter............................................  14 1/8    10 11/16
  Second Quarter (through June 3, 1998)....................  14 7/16   12 7/16

  As of June 3, 1998, there were 107 holders of record of Dal-Tile Common Stock. The number of record holders may not be representative of the number of beneficial holders since many shares are held by depositories, brokers or other nominees.

  On     , 1998, the Closing Price of Dal-Tile Common Stock on the NYSE was
$     . Up to and including the date of this Prospectus Supplement, Dal-Tile has paid no dividends on the Dal-Tile Common Stock. See "Dividend Policy" in the Dal-Tile Prospectus attached hereto as Appendix A.

  Armstrong makes no representation as to the amount of dividends, if any, that Dal-Tile will pay in the future and, in any event, holders of the PEPS will not be entitled to receive any dividends that may be payable on Dal-Tile Common Stock until such time, if any, as Armstrong shall have mandatorily exchanged the PEPS for shares of Dal-Tile Common Stock and a record date, if any, for such dividend occurs after such date. See "Description of the PEPS."

                  RELATIONSHIP BETWEEN ARMSTRONG AND DAL-TILE

  Armstrong currently owns, through AEI, approximately 34% (18,365,822 shares) of the outstanding shares of Dal-Tile Common Stock. Armstrong's ownership of Dal-Tile is accounted for under the equity method. On December 29, 1995, Armstrong sold 100% of the stock in its indirect wholly-owned subsidiary, AO, and contributed $27.6 million in cash to Dal-Tile in exchange for 37% of Dal-Tile's common stock (the "AO Business Combination"). The AO Business Combination was effected pursuant to a Stock Purchase Agreement dated as of December 21, 1995, by and among Armstrong, two of its wholly-owned subsidiaries and Dal-Tile. The AO Business Combination included Armstrong's transfer to Dal-Tile of its 49.99% interest in Recumbrimientos Interceramic, S.A. de C.V. ("RISA"). In August 1996, Dal-Tile issued new shares in a public offering and new shares to Armstrong in a private offering, together decreasing Armstrong's ownership share from 37% to 33%. During 1997, Armstrong purchased additional shares of Dal-Tile Common Stock, increasing its ownership to 34%.

  Pursuant to a Shareholders Agreement dated December 29, 1995 (as amended as of July 16, 1996, the "Shareholders Agreement") among Armstrong, two of Armstrong's wholly-owned subsidiaries, Dal-Tile and DTI Investors, LLC ("DTI Investors"), Armstrong and DTI Investors have agreed to cause the Board of Directors of Dal-Tile to be comprised of (i) six individuals designated by DTI Investors, (ii) three individuals designated by Armstrong, and (iii) the Chief Executive Officer of Dal-Tile. The rights and obligations of DTI Investors and Armstrong to designate directors are subject to change in the event of certain circumstances more particularly described in the Shareholders Agreement. Prior to the Common Stock Offering, DTI Investors and Armstrong beneficially owned approximately 87.9% of the outstanding Dal-Tile Common Stock and, as such, have the voting power to effect the election of the nominees.

  Effective February 26, 1998, George A. Lorch, Frank A. Riddick III and Robert J. Shannon, Jr., the three individuals designated as Dal-Tile directors by Armstrong, resigned from their positions as directors of Dal-Tile. Dal-Tile, DTI Investors and Armstrong are in discussions regarding filling the three director vacancies. On March 13, 1998, Armstrong notified Dal-Tile of its request, pursuant to the Shareholders Agreement, that Dal-Tile register for sale under the Securities Act, all of the 18,365,822 shares of Dal-Tile Common Stock owned by Armstrong through AEI to enable Armstrong to offer the PEPS offered hereby (the "PEPS Offering") and to make the Common Stock Offering.

  The terms of the Shareholders Agreement will not be affected by the PEPS Offering, but the number of individuals that Armstrong may designate for the Board of Directors of Dal-Tile will be ratably reduced by the sale of Dal-Tile Common Stock by Armstrong pursuant to the Common Stock Offering, and will be further reduced by any subsequent sales or transfers of Dal-Tile Common Stock by Armstrong, including at such time, if any, as Armstrong shall have mandatorily exchanged the PEPS at maturity for shares of Dal-Tile Common Stock.

  RATIOS OF EARNINGS FROM CONTINUING BUSINESSES TO FIXED CHARGES AND EARNINGS
   FROM CONTINUING BUSINESSES TO COMBINED FIXED CHARGES AND PREFERRED STOCK
                                   DIVIDENDS

  The following table sets forth Armstrong's consolidated ratios of earnings to fixed charges, and to fixed charges and preferred stock dividends for the indicated periods.(1)

                               YEAR ENDED DECEMBER 31,     THREE MONTHS ENDED
                              ---------------------------- -------------------
                                                           MARCH 31, MARCH 31,
                              1993 1994 1995    1996 1997    1997      1998
                              ---- ---- ----    ---- ----- --------- ---------
Ratio of earnings from
 continuing businesses to
 fixed charges(1)............ 2.49 8.70 1.20    9.22 11.04   9.62      10.05
Ratio of earnings from
 continuing businesses to
 fixed charges and preferred
 stock dividends............. 1.57 4.88  N/A(2) 6.22 11.04   9.62      10.05

--------
(1) Excluding restructuring charges for all periods and the pre-tax loss on the ceramic tile business combination for 1995, the ratios would have been 4.50, 8.70, 7.40, 10.91 and 11.04 for 1993, 1994, 1995, 1996 and 1997,
    respectively.

(2) Earnings for 1995 were inadequate to cover fixed charges plus preferred stock dividends by approximately $10.6 million.

  The ratio of earnings from continuing businesses to fixed charges has been computed by dividing earnings from continuing businesses by fixed charges. The ratio of earnings from continuing businesses to fixed charges and preferred stock dividends has been computed by dividing earnings from continuing businesses by the sum of fixed charges and preferred stock dividend requirements. For purposes of calculating these ratios, earnings from continuing businesses consist of consolidated earnings from continuing business operations before income taxes plus fixed charges. Fixed charges consist of interest expense and one-third of rent expense which is deemed to be representative of interest and amortization of finance costs.

  In June 1989, Armstrong established an Employee Stock Ownership Plan (the "ESOP"). Armstrong is the guarantor of a $270 million loan to the ESOP (the "ESOP Loan"). Contributions made by Armstrong to the ESOP and dividends paid by Armstrong on the common stock purchased by the ESOP are used by the ESOP to pay installments of principal and interest on the ESOP Loan. Such contributions and dividends are not included in the above ratios of earnings from continuing businesses to fixed charges or ratios of earnings from continuing businesses to combined fixed charges and preferred stock dividends. Interest expense on the ESOP Loan was approximately $22.3 million, $21.7 million, $21.0 million, $20.0 million and $18.8 million for the years ended December 31, 1993, 1994, 1995, 1996 and 1997, respectively. Part of the contributions made by Armstrong represent payroll deductions made by participants in the ESOP.

                                USE OF PROCEEDS

  The net proceeds to be received by Armstrong from the sale of the PEPS will be used for the repayment of certain short-term indebtedness of Armstrong and other general corporate purposes.

                                CAPITALIZATION

  The following table sets forth at March 31, 1998, (i) the historical consolidated cash and cash equivalents, short-term debt and capitalization of the Company and (ii) the consolidated cash and cash equivalents, short-term debt and capitalization, as adjusted for the Common Stock Offering and the PEPS Offering. See "Use of Proceeds." The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the notes thereto, that are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus of Armstrong.

                                                            MARCH 31, 1998
                                                         ---------------------
                                                          ACTUAL   AS ADJUSTED
                                                         --------  -----------
Cash and cash equivalents............................... $   48.9   $       (1)
                                                         ========   ========
Short-term debt:
 Short-term debt........................................    135.7
 Current maturities of long-term debt...................      3.5        3.5
                                                         --------   --------
                                                         $  139.2   $
                                                         ========   ========
Long-term debt:
 9 3/4% debentures due 2008............................. $  125.0   $  125.0
 Medium-term notes 8 3/4-9% due 1998-2001...............     28.1       28.1
 Bank loans due 1999-2000...............................     25.0       25.0
 Industrial development bonds...........................     19.5       19.5
 Other..................................................     29.7       29.7
 PEPS due 2001..........................................      --
                                                         --------   --------
                                                            227.3
  Less: Current maturities..............................     (3.5)      (3.5)
                                                         --------   --------
Net long-term debt......................................    223.8
Employee Stock Ownership Plan (ESOP) loan guarantee.....    201.8      201.8
Shareholders' equity:
 Common stock $1 par value per share, authorized 200
  million shares; issued 51,878,910 shares..............     51.9       51.9
 Capital in excess of par value.........................    169.0      169.0
 Reduction for ESOP loan guarantee                         (205.8)    (205.8)
 Retained earnings......................................  1,369.0    1,369.0
 Other comprehensive income (2).........................    (14.5)     (14.5)
                                                         --------   --------
                                                          1,369.6    1,369.6
                                                         --------   --------
Less common stock in treasury, at cost:
 1997--11,759,510 shares; 1996--10,714,572 shares.......    539.6      539.6
                                                         --------   --------
 Total shareholders' equity.............................    830.0      830.0
                                                         --------   --------
Total capitalization.................................... $1,255.6   $1,255.6
                                                         ========   ========

--------
(1) Proceeds from the Common Stock Offering and the PEPS Offering will be held as cash or cash equivalents pending their application. See "Use of Proceeds."
(2) Includes minimum pension liability adjustment and foreign currency translation adjustment and hedging activities.

          ACCOUNTING TREATMENT OF DAL-TILE COMMON STOCK AND THE PEPS

  As a result of the Dal-Tile Common Stock offering, Armstrong anticipates that its ownership of Dal-Tile Common Stock will fall below 20 percent of the total number of shares outstanding. As a result, Armstrong will change its accounting for its investment in the remaining Dal-Tile Common Stock from equity to available-for-sale securities in the financial statements of Armstrong. Changes in the fair value of these securities will be recognized in a separate component of stockholders' equity consistent with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments on Debt and Equity Securities.

  The PEPS will be reflected as a liability in the financial statements of Armstrong at the aggregate principal amount thereof before the deduction of unamortized original issue costs. Original issue costs will be amortized over the life of the PEPS. Interest on the PEPS will be accrued based on the terms of the PEPS.

  Under current accounting principles, the forward purchase contract component of the PEPS will be considered a forward contract, effectively hedging the available-for-sale Dal-Tile Common Stock. The value of the forward contract will be indexed based on a notional amount equal to the principal amount of the PEPS which has been based upon the Closing Price of the Dal-Tile Common
Stock on    , 1998.

  Subsequent increases or decreases in the market value of the forward purchase contract, as indexed to its notional amount, will be recognized in the separate component of stockholders' equity as well.

                            SELECTED FINANCIAL DATA

  The following table sets forth selected historical financial data for Armstrong for each of the years in the five-year period ended December 31, 1997, and selected unaudited historical financial data for the three-month periods ended March 31, 1997 and 1998. The historical data for the five full years shown below has been derived from the audited consolidated financial statements of Armstrong. The historical data for the three-month periods ended March 31, 1997 and 1998 has been derived from Armstrong's unaudited consolidated financial statements and includes, in the opinion of Armstrong's management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. Financial information for the interim periods presented is not necessarily indicative of the financial information for the full year. The historical data set forth below should be read in conjunction with the consolidated financial statements and notes thereto of Armstrong incorporated by reference herein.

                                                                             THREE MONTHS
                                  FOR YEAR ENDED DECEMBER 31,               ENDED MARCH 31,
                          ------------------------------------------------  ----------------
                            1993      1994      1995      1996      1997     1997     1998
                          --------  --------  --------  --------  --------  -------  -------
                                (DOLLARS IN MILLIONS, EXCEPT FOR PER SHARE DATA)
Net sales:..............  $2,075.7  $2,226.0  $2,325.0  $2,156.4  $2,198.7   $518.3   $543.1
Costs of goods sold.....   1,453.7   1,483.9   1,581.1   1,459.9   1,461.7    347.0    362.7
Selling, general and
 administrative
 expenses...............     435.6     449.2     457.0     413.2     385.3    100.3    104.0
Equity (earnings) loss
 from affiliates........      (1.4)     (1.7)     (6.2)    (19.1)     29.7     (3.8)    (0.7)
Restructuring charges...      89.3       --       71.8      46.5       --       --       --
Loss from ceramic tile
 business combination...       --        --      177.2       --        --       --       --
Operating income........      98.5     294.6      44.1     255.9     322.0     74.8     77.1
Interest expense........      38.0      28.3      34.0      22.6      28.0      6.3      6.6
Other expense (income),
 net....................      (6.1)      0.5       1.9      (6.9)     (2.2)     0.2     (1.0)
Earnings from continuing
 businesses before
 income tax(a)..........      66.6     265.8       8.2     240.2     296.2     68.3     71.5
Income taxes............      17.6      78.6      (5.4)     75.4     111.2     22.8     25.0
Earnings from continuing
 businesses.............      49.0     187.2      13.6     164.8     185.0     45.5     46.5
Earnings (loss) from
 continuing businesses
 applicable to common
 stock (b)..............      35.1     173.1      (0.7)    158.0     185.0     45.5     46.5
  Per common share--
   basic................      0.95      4.62     (0.02)     4.04      4.55     1.11     1.17
  Per common share--
   diluted..............      0.93      4.09     (0.02)     3.82      4.50     1.10     1.15
Net earnings............      63.5     210.4     123.3     155.9     185.0     45.5     46.5
Net earnings applicable
 to common stock (b)....      49.6     196.3     109.0     149.1     185.0     45.5     46.5
Capital expenditures....     110.3     138.4     182.7     228.0     160.5     30.2     30.4
Depreciation and
 amortizations..........     117.0     120.7     123.1     123.7     132.7     32.3     32.2
Working capital--
 continuing businesses..     279.3     384.4     346.8     243.5     128.5    232.1    106.0
Total assets............   1,869.2   2,159.0   2,149.8   2,135.6   2,375.5  2,191.0  2,408.6
Net long-term debt......     256.8     237.2     188.3     219.4     223.1    228.9    223.8
Shareholders' equity....     569.5     735.1     775.0     790.0     810.6    781.1    830.0

Notes:

(a) Continuing businesses excludes the results of Thomasville Furniture Industries, Inc., reclassified as a discontinued business in 1993, 1994 and 1995.

(b) After deducting preferred dividend requirements and adding the tax benefits for unallocated preferred shares.

  Beginning in 1996, ceramic tile results were reported under the equity method, whereas prior to 1996, ceramic tile operations were reported on a consolidated or line item basis.

                            DESCRIPTION OF THE PEPS

  The following description of the particular terms of the PEPS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and conditions of Debt Securities set forth under the caption "Description of Debt Securities" in the accompanying Prospectus of Armstrong, to which description reference is hereby made.

GENERAL

  The PEPS are a series of Senior Debt Securities (as defined in the Prospectus of Armstrong accompanying this Prospectus Supplement) to be issued under the Indenture. In the event of any disparity between the description of the PEPS contained herein and the description of the Debt Securities contained in the accompanying Prospectus of Armstrong, the description of the PEPS contained herein shall be deemed to be controlling. Initially capitalized terms used herein and not defined herein shall bear the meanings ascribed thereto in the Indenture or as described in the Prospectus of Armstrong accompanying this Prospectus Supplement. The PEPS will be general unsecured and unsubordinated obligations of Armstrong and will rank pari passu with all other unsecured and unsubordinated indebtedness of Armstrong. The aggregate number of PEPS to be issued will be 7,000,000, plus such additional number of PEPS as may be issued pursuant to the over-allotment option granted by Armstrong to the Underwriters (see "Underwriters"). The PEPS will mature on the Exchange Date. In the future, Armstrong may issue additional debt securities or other securities with terms similar to those of the PEPS.

  Each PEPS, which will be issued with a principal amount of $     , will bear
interest at the annual rate of    % of the principal amount per annum (or
approximately $      per annum) from the date of original issuance, or from
the most recent Interest Payment Date (as defined below) to which interest has been paid or provided for, until the principal amount thereof is exchanged on the Exchange Date pursuant to the terms of the PEPS. The PEPS will be issued
in minimum denominations of $      and any integral multiple thereof.
References to payment "per PEPS" refer to each $      principal amount of any
PEPS. Interest on the PEPS will be payable quarterly in arrears on January 1, April 1, July 1 and October 1, commencing October 1, 1998 (each, an "Interest Payment Date"), to the persons in whose names the PEPS are registered at the close of business on the first day of the calendar month in which such interest payment is due (each, a "Regular Record Date"). Interest on the PEPS will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on such Interest Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, and no additional interest will accrue as a result of such delayed payment.

  So long as the PEPS are represented by one or more Global Notes, the interest payable on the PEPS will be paid, and delivery of the Reference Property per PEPS (or the cash value thereof) in exchange for each PEPS on the Exchange Date will be made upon surrender of such PEPS, to Cede & Co., the nominee of DTC, or its registered assigns as the registered owner of the Global Notes. Such cash payments will be made by wire transfer of immediately available funds on each of the applicable Interest Payment Dates or the Exchange Date, as the case may be, not later than 2:30 p.m., New York City time. If the PEPS are no longer represented by Global Notes, payment of interest may, at the option of Armstrong, be made by check mailed to the persons in whose names the PEPS are registered at the close of business on the relevant Regular Record Date.

MANDATORY EXCHANGE

  On the Exchange Date, the principal amount of each PEPS will be mandatorily exchanged by Armstrong into a percentage of the number or amount of each type of Reference Property per PEPS (or, at the option of Armstrong, cash with an equivalent value) equal to the Exchange Amount per PEPS, plus any accrued and unpaid interest to, but excluding, the Exchange Date. The "Exchange Amount per PEPS" is equal to (a) if the Reference Property Value is greater than or equal
to $      (the "Threshold Appreciation Price"),    % of the number or
amount of each type of Reference Property per PEPS, (b) if the Reference Property Value is less than the Threshold Appreciation Price but is greater than the Initial Price, a percentage of the number or amount of each type of Reference Property per PEPS, allocated as proportionately as practicable, so that the aggregate Then-Current Value of such percentage as of the Exchange Date equals the Initial Price and (c) if the Reference Property Value is less than or equal to the Initial Price, 100% of the number or amount of each type of Reference Property per PEPS. No fractional shares of Dal-Tile Common Stock or other Reference Securities will be issued at maturity as provided under "Fractional Shares" below.

  It is Armstrong's current intention to deliver shares of Dal-Tile Common Stock (or, as a result of the application of the adjustment provisions described below under "Reference Property Adjustments," other Reference Property per PEPS) on the Exchange Date. Armstrong may at its option, however, in lieu of delivering Reference Property, deliver cash in lieu of delivering all, but not less than all, of the shares of Dal-Tile Common Stock (or other Reference Property per PEPS) otherwise deliverable on the Exchange Date, except where such delivery would violate applicable state law. The amount of cash deliverable in respect of each PEPS shall be equal to the Then-Current Value as of the Exchange Date of the Exchange Amount per PEPS. If Armstrong elects to deliver cash in lieu of shares of Dal-Tile Common Stock (or other Reference Property per PEPS) on the Exchange Date, it nonetheless will be obligated pursuant to the terms of the PEPS to deliver shares of Dal-Tile Common Stock (or other Reference Property per PEPS) to those holders of PEPS with respect to whom Armstrong has determined that delivery of cash may violate applicable state law. If Armstrong elects to deliver cash, Armstrong shall have the right, as a condition to delivery of such cash, to require certification as to the domicile and residency of each beneficial holder of PEPS. As of the date of this Prospectus Supplement, Armstrong is unable to predict the circumstances which would cause it to deliver cash to the holders of PEPS on the Exchange Date in lieu of shares of Dal-Tile Common Stock (or other Reference Property per PEPS).

  On or prior to the twenty-sixth Business Day preceding the Exchange Date, Armstrong will notify the Trustee and DTC and publish a notice in The Wall Street Journal or another daily newspaper of national circulation stating whether the applicable percentage of the number or amount of each type of Reference Property per PEPS or cash will be delivered in exchange for each PEPS. At the time such notice is published, the Reference Property Value will not have been determined. If Armstrong elects to deliver Reference Property, Holders will be responsible for the payment of any and all brokerage costs upon any subsequent sale thereof.

REFERENCE PROPERTY ADJUSTMENTS

  The Reference Property per PEPS shall be adjusted to include, subject to the three immediately succeeding paragraphs, all property received in respect of such Reference Property per PEPS (either directly or upon successive application of this paragraph) upon the following events: (i) the distribution of a dividend on Reference Property per PEPS in the same type of property,
(ii) the combination of Reference Property per PEPS into a smaller number of shares or other units, (iii) the subdivision of outstanding shares or other units of Reference Property, (iv) the conversion or reclassification of Reference Property per PEPS by issuance or exchange of other securities, (v) any consolidation or merger of Dal-Tile, or any surviving entity or subsequent surviving entity of Dal-Tile (a "Dal-Tile Successor"), with or into another entity (other than a merger or consolidation in which Dal-Tile is the continuing corporation and in which the Dal-Tile Common Stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of Dal-Tile or another corporation), (vi) any statutory exchange of securities of Dal-Tile or any Dal-Tile Successor with another corporation (other than in connection with a merger or acquisition and other than a statutory exchange of securities in which Dal-Tile is the continuing corporation and in which the Dal-Tile Common Stock outstanding immediately prior to the statutory exchange is not exchanged for cash, securities or other property of Dal-Tile or another corporation), (vii) any liquidation, dissolution or winding up of Dal-Tile or any Dal-Tile Successor,
(viii) any distribution of cash or other property on Reference Property per PEPS of a particular type (excluding cash dividends and other cash distributions other than Extraordinary Cash Dividends (as defined herein)) or
(ix) any tender or exchange offer for Reference Property of a particular type (any such event described in (i) through (ix) above and subject to the three immediately succeeding paragraphs shall be referred to herein as an "Adjustment Event").

  In the case of a tender or exchange offer for all Reference Securities of a particular type, the Reference Property per PEPS shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Reference Securities (in an amount determined on the basis of the rate of exchange in such tender or exchange offer), whether or not Armstrong tenders or exchanges such Reference Securities. In the case of a partial tender or exchange offer with respect to Reference Securities of a particular type, the Reference Property per PEPS shall be deemed to include the amount of cash or other property paid by the offeror in such tender or exchange offer with respect to such Reference Securities in an amount determined as if the offeror had purchased or exchanged such Reference Securities in the proportion in which all property of such type was purchased or exchanged from the holders thereof; provided that if Armstrong tenders all its Reference Securities of such type, the amount of cash or other property received that will constitute Reference Property per PEPS will be determined on the basis of the amount of such cash or other property actually received by Armstrong. Except as provided above, in the event of a tender or exchange offer with respect to Reference Securities in which an offeree may elect to receive cash or other property, the Reference Property per PEPS shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

  If an issuer of a Reference Security shall distribute to all holders of such Reference Security rights, warrants or other securities entitling them, for a period expiring prior to the fifteenth calendar day following the Exchange Date, to subscribe for, purchase or exchange such rights, warrants or securities for any of its securities or other property, then the Reference Property per PEPS shall be deemed to include (whether or not Armstrong exercises such rights, warrants or securities) an amount in cash equal to the Then-Current Value as of the earlier of (x) the expiration date of such rights, warrants or securities or (y) the Exchange Date (such Business Day, the "Warrant Valuation Date") of each such right, warrant or security multiplied by the product of (A) the number of such rights, warrants or securities issued for each unit of such Reference Security and (B) the number of units (or fractional units) of such Reference Security constituting Reference Property per PEPS.

  If cash is received, or deemed received, from time to time in respect of any property consisting of Reference Property per PEPS, the amount of such cash at any date of determination shall be increased by an amount per annum equal to the Applicable Treasury Rate (as defined below) on such cash from the date such cash was received or deemed received, to such date of determination.

CERTAIN DEFINITIONS

  "Reference Property per PEPS" initially means one share of Dal-Tile Common Stock and shall be subject to adjustment from time to time prior to the second Business Day immediately preceding the Exchange Date to reflect the addition or substitution of any cash, securities and/or other property resulting from the application of the adjustment provisions described above under "-- Reference Property Adjustments."

  "Reference Property Value" means the aggregate Then-Current Value as of the Exchange Date of the number or amount of each type of Reference Property per PEPS.

  "Then-Current Value" means for any item of Reference Property per PEPS as of any date, (a) if such item of Reference Property per PEPS consists of cash, the amount of such cash, (b) if such item of Reference Property per PEPS consists of property other than cash or Reference Securities, the fair market value of such property (as determined by a nationally recognized independent investment banking firm retained for this purpose by Armstrong) as of 10:00 a.m., New York City time, on the third Business Day immediately preceding such date, and (c) if such item of Reference Property per PEPS consists of a Reference Security, an amount equal to the average Closing Price per unit of such Reference Security on the 20 Trading Days immediately prior to, but not including, the second Business Day immediately preceding such date.

  "Reference Security" means, at any time, any security (as defined in Section 2(1) of the Securities Act) then constituting part of the Reference Property per PEPS.

  The "Closing Price" of any Reference Security on any date of determination means the closing sale price (or, if no closing sale price is reported, the reported last sale price) of such Reference Security on the NYSE as of the end of the regular session, as reported on the Consolidated Tape, Network A, on such date or, if such Reference Security is not admitted for quotation on the NYSE on any such date, as reported in the composite transactions for the principal United States securities exchange on which such Reference Security is so listed, or if such Reference Security is not so listed on a United States national or regional securities exchange, as reported by the Nasdaq National Market, or if such Reference Security is not so reported, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System, or, if such Reference Security is not so reported, the last quoted bid price for such Reference Security in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if such bid price is not available, the market value of such Reference Security on such date as determined by a nationally recognized independent investment banking firm retained for this purpose by Armstrong.

  "Trading Day" means any day on which the Reference Security the Closing Price of which is being determined (a) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (b) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of such Reference Security.

  "Business Day" means any day that is not a Saturday, a Sunday or a day on which the NYSE or banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.

  "Extraordinary Cash Dividend" means, with respect to any Reference Security consisting of capital stock, any distribution consisting of cash on such Reference Security, excluding any quarterly cash dividend on such Reference Security to the extent that the aggregate cash dividend per share of such Reference Security in any quarter does not exceed the greater of (a) the amount per share of such Reference Security equal to the next preceding quarterly cash dividend on such Reference Security to the extent that such preceding quarterly dividend did not constitute an Extraordinary Cash Dividend and (b) 3.75 percent of the Closing Price of such Reference Security as of the date of declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of the issuer of such Reference Security.

  "Applicable Treasury Rate," with respect to any cash received or deemed received with respect to Reference Property per PEPS, means the Reference Treasury Quotation, as of the date such cash was received or deemed received, on the Reference Treasury Strip. "Reference Treasury Strip" means the stripped principal Treasury note for which one or more Reference Treasury Quotations are available with a maturity date on or, if no such stripped principal Treasury note is then quoted, next preceding the Exchange Date.

  "Reference Treasury Quotation" means the average of the bid and asked yields to maturity for the Reference Treasury Strip as quoted by three primary U.S. Government securities dealers in New York City selected by Armstrong, one of which shall be Morgan Stanley & Co. Incorporated.

REDEMPTION

  The PEPS are not subject to redemption prior to the Exchange Date.

HYPOTHETICAL EXCHANGE AMOUNTS

  For illustrative purposes only, the following table shows the number of shares of Dal-Tile Common Stock or, where permitted by applicable law, the amount of cash that a holder would receive for each PEPS at various Reference Property Values. The table assumes that there will be no Reference Property adjustments as described above under the caption, "--Reference Property Adjustments" and, accordingly, that on the Exchange Date the Reference Property per PEPS will consist of one share of Dal-Tile Common Stock. There can be no assurance that the Reference Property Value will be within the range set forth below.
Given an Initial Price of $      and a Threshold Appreciation Price of $     ,
a holder of PEPS would receive on or shortly after the Exchange Date the number of shares of Dal-Tile Common Stock (or, if Armstrong were to so elect, the amount of cash) per PEPS set forth below:

                                   NUMBER OF SHARES OF
REFERENCE PROPERTY VALUE          DAL-TILE COMMON STOCK                 AMOUNT OF CASH
------------------------          ---------------------                 --------------
$                                                                           $







FRACTIONAL SHARES

  No fractional units of any Reference Security will be delivered if Armstrong exchanges the PEPS for Reference Property. In lieu of any fractional unit otherwise issuable in respect of all PEPS of any holder which are exchanged at maturity, such holder shall be entitled to receive an amount in cash equal to the value of such fractional unit based on the Then-Current Value as of the third Business Day immediately preceding the Exchange Date.

SECTION 16(C) OF THE EXCHANGE ACT

  The terms of the PEPS will provide that so long as Armstrong is subject to
Section 16 of the Exchange Act with respect to the Dal-Tile Common Stock or any other Reference Securities, it will not engage in any transaction that will violate paragraph (c) of Section 16 with respect to the PEPS, the Dal-Tile Common Stock or any other Reference Securities.

NO PLEDGE OR SECURITY INTEREST IN DAL-TILE COMMON STOCK

  Other than as set forth above under the caption, "--Section 16(c) of the Exchange Act," the Indenture does not contain any restriction on the ability of Armstrong to sell, pledge or otherwise convey all or any portion of the Dal-Tile Common Stock held by it or its subsidiaries, and no such shares of Dal-Tile Common Stock will be pledged or otherwise held in escrow for use on the Exchange Date of the PEPS. Consequently, in the event of a bankruptcy, insolvency or liquidation of Armstrong or its subsidiaries, the Dal-Tile Common Stock, if any, owned by Armstrong or its subsidiaries will be subject to the claims of the creditors of Armstrong or its subsidiaries, respectively. In addition, as described herein, Armstrong will have the option, exercisable in its sole discretion, to satisfy its obligations with respect to the principal amount of each PEPS on the Exchange Date by delivering to holders of the PEPS either the specified number of shares of Dal-Tile Common Stock (or the number or amount of other Reference Property per PEPS) or cash in an equivalent amount.

  In the event of any sale, pledge or other conveyance of the Dal-Tile Common Stock held by Armstrong or its subsidiaries, a holder of the PEPS may be more likely to receive cash in lieu of Dal-Tile Common Stock (or other Reference Property). As a result, there can be no assurance that Armstrong will elect to deliver Dal-Tile Common Stock (or other Reference Property) on the Exchange Date or, if it does so elect, that it will use all or any portion of its current holdings of Dal-Tile Common Stock to make such delivery.

  Holders of the PEPS will not be entitled to any rights with respect to Dal-Tile Common Stock (or any other Reference Property), including (without limitation) voting rights and rights to receive any dividends or other distributions in respect thereof, until such time, if any, as Armstrong shall have delivered shares of Dal-Tile Common Stock (or other Reference Property) to holders of PEPS on the Exchange Date (or earlier maturity) and the applicable Regular Record Date, if any, for the exercise of such rights occurs after such date.

EVENTS OF DEFAULT

  Each of the following will constitute an "Event of Default" under the Indenture with respect to the PEPS: (i) Armstrong's failure to exchange each PEPS for the Exchange Amount per PEPS of Reference Property per PEPS when due or, if Armstrong so elected, to pay an amount in cash in lieu thereof when due, (ii) failure to pay any interest on any PEPS when due, and continuance of such failure for a period of 30 days, (iii) a court having jurisdiction in the premises shall enter a decree or order for relief in respect of Armstrong in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of Armstrong or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and such decree shall remain unstayed and in effect for a period of 60 consecutive days, (iv) Armstrong shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or shall consent to the entry of an order for relief in an involuntary case under any such law, or shall consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or similar official) of Armstrong or for any substantial part of its property, or shall fail generally to pay its debt as they become due or shall take any corporate action in futherance of any of the foregoing (v) failure to observe the covenant of Armstrong regarding compliance with Section 16(c) of the Exchange Act or (vi) failure to perform any other covenant of Armstrong in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of securities other than the PEPS) continued for sixty (60) days after written notice has been given by the Trustee or holders of at least 25% of the aggregate Issue Price of the PEPS outstanding.

  If an Event of Default (other than an Event of Default resulting from certain events in bankruptcy, insolvency or reorganization (an "Insolvency Event of Default")) with respect to the PEPS shall occur and be continuing, either the Trustee or the holders of at least 25% of the aggregate principal amount of the outstanding PEPS by notice as provided in the Indenture may declare the principal amount of each PEPS to be immediately due and payable in an amount equal to the Acceleration Value per PEPS (as defined below). If an Insolvency Event of Default with respect to the PEPS shall occur, the principal amount of each PEPS will automatically, and without any action by the Trustee or any holder, become immediately due and payable in an amount equal to the Acceleration Value per PEPS.

  "Acceleration Value per PEPS" means the aggregate Then-Current Value as of the date of acceleration of the PEPS of the aggregate number or amount of each type of Reference Property per PEPS that would be required to be delivered on such date if the Exchange Date were redefined to be the date of acceleration of the PEPS.

  No holder will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any remedy thereunder, unless (i) such holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the PEPS, (ii) the holders of at least 25% in aggregate principal amount of the PEPS shall have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the PEPS a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by a holder of PEPS for the enforcement of the exchange of the PEPS for Reference Property (or, if Armstrong so elects, the payment of cash in lieu thereof) on or after the Exchange Date or for the payment of interest on the PEPS on or after the due date thereof.

  Armstrong further covenants in the Indenture that, if the Exchange Amount per PEPS, or if Armstrong shall have elected to deliver cash in lieu thereof, the Then-Current Value as of the Exchange Date of the Exchange Amount per PEPS in cash, or any interest due on the Exchange Date is not delivered or paid in respect of any PEPS on the Exchange Date, Armstrong will, upon demand of the Trustee, pay to it, for the benefit of the holders of such PEPS, the Exchange Amount per PEPS then due and payable on such PEPS, the whole amount of interest then due and payable on such PEPS and, to the extent that payment of such interest shall be legally enforceable, interest on any Exchange Amount per PEPS or the Then-Current Value as of the Exchange Date of the Exchange

Amount per PEPS in cash, as the case may be, that is overdue and on any overdue interest, at the rate borne by the PEPS, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

  At any time after such a declaration of acceleration has been made or an Insolvency Event of Default has occurred, and before a judgment or decree for payment of the money due has been obtained by the Trustee as provided in the Indenture, the holders of a majority of the aggregate principal amount outstanding of the PEPS, by written notice to Armstrong and the Trustee, may rescind and annul such declaration or Event of Default and its consequences if:

  (1) Armstrong has paid or deposited with the Trustee a sum sufficient to pay

    (A) all overdue installments of interest on all PEPS,

    (B) to the extent that payment of such interest is lawful, interest upon overdue installments of interest at the rate borne by the PEPS, and

    (C) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

  (2) all Events of Default with respect to the PEPS, other than the non-payment of an amount equal to the Acceleration Value of the PEPS due solely by reason of such declaration of acceleration or an Insolvency Event of Default specified in the Indenture, have been cured or waived as provided in the Indenture.

  No such rescission shall affect any subsequent default or impair any right consequent thereon.

SAME DAY FUNDS SETTLEMENT SYSTEM AND PAYMENT

  Settlement for the PEPS in cash will be made by the Underwriters in immediately available funds. All payments of principal and interest with respect to a PEPS will be made by Armstrong in immediately available funds.

  The PEPS will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the PEPS will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the PEPS.

BOOK-ENTRY, DELIVERY AND FORM

  The PEPS will be issued in the form of one or more fully registered Global Notes. The Global Notes will be deposited with, or on behalf of, DTC and registered in the name of DTC's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

  DTC has advised Armstrong and the Underwriters as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants (as described below) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Upon the issuance of a Global Note, DTC will credit on its book entry registration and transfer system the respective numbers of the PEPS represented by such Global Notes to the accounts of institutions that have accounts with DTC ("participants"). The accounts to be credited upon issuance shall be designated by the Underwriter through which such PEPS were sold. Ownership of beneficial interests in such Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC for such Global Notes or by participants or persons that hold interests through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note.

  So long as DTC or its nominee, is the owner of the Global Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the PEPS represented by such Global Notes for all purposes under the Supplemental Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have PEPS represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of PEPS in definitive form and will not be considered the owners or holders thereof under the Supplemental Indenture.

  DTC has advised Armstrong that it will take any action permitted to be taken by an owner or holder of PEPS only at the direction of one or more participants to whose account with DTC such owner's PEPS are credited. Additionally, DTC has advised Armstrong that it will take such actions with respect to any percentage of the beneficial interest of owners who hold PEPS through participants only at the direction of and on behalf of participants whose account holders include undivided interests that satisfy any such percentage. DTC may take conflicting actions with respect to other undivided interests to the extent that such actions are taken on behalf of participants whose account holders include such undivided interests.

  Payments of interest on PEPS registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner or the holder of the Global Notes representing such PEPS. None of Armstrong, the Underwriters, the Trustee, any paying agent or the security registrar for the PEPS will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note for such PEPS or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests, except with respect to any certifications as may be required with respect to Armstrong's election to deliver cash in lieu of Reference Property upon maturity of the PEPS.

  Armstrong expects that DTC, upon receipt of any delivery of securities or other property or payment of cash in respect of a Global Note, will credit immediately participants' accounts with such delivery or payments in amounts proportionate to their respective beneficial interests in such Global Notes as shown on the records of DTC. Armstrong also expects that such delivery or payments by participants to owners of beneficial interests in such Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Accordingly, although owners who hold PEPS through participants will not possess PEPS, the participants provide a mechanism by which holders of PEPS will receive securities or payments and will be able to transfer their interests.

  If DTC is at any time unwilling or unable to continue as depository of the Global Notes and a successor depository is not appointed by Armstrong within ninety days, Armstrong will issue PEPS in definitive form in exchange for the Global Note or Notes representing such PEPS. In addition, Armstrong may at any time determine not to have the PEPS represented by the Global Notes and, in such event, will issue PEPS in definitive form in exchange for the Global Notes. In either instance, an owner of a beneficial interest in a Global Note will be entitled to have PEPS equal in number to such beneficial interest registered in its name and will be entitled to physical delivery of such PEPS in definitive form.

MODIFICATION AND WAIVER

  In addition to the provisions relating to modifications of and amendments to the Indenture affecting the PEPS set forth under the caption, "Description of Debt Securities--Modification and Waiver" in the accompanying Prospectus of Armstrong, no modification or amendment of the Indenture may, without the consent of the holder of each PEPS affected thereby (a) reduce the amount of Reference Property to be exchanged for any PEPS on the Exchange Date (or reduce the amount of cash payable in lieu thereof) or (b) impair the right to institute suit for the enforcement of the exchange of Reference Property for any PEPS.

NOTICES

  Notice to holders of PEPS will be given by mail to Cede & Co. Conveyance of notices and other communications by DTC to its participants and by participants to beneficial owners of the PEPS will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

                                    LISTING

  The PEPS will not be listed on any national securities exchange or any automated inter-dealer quotation system.

                            UNITED STATES TAXATION

  The following discussion is based upon the advice of Armstrong's tax counsel, Buchanan Ingersoll Professional Corporation, as to certain of the material U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States and an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source (any of the foregoing, a "U.S. Person") who is the beneficial owner of a PEPS (a "U.S. Holder"). All references to "holders" (including U.S. Holders) are to beneficial owners of the PEPS. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this Prospectus Supplement, all of which are subject to change at any time (possibly with retroactive effect). Because the law is technical and complex, the discussion below necessarily represents only a general summary.

  This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the PEPS and who will hold the PEPS and, if applicable, the Dal-Tile Common Stock as capital assets within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary does not address all aspects of federal income taxation that may be relevant to a particular holder in light of the holder's individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the PEPS as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

  No statutory, judicial or administrative authority directly addresses the characterization of the PEPS or instruments similar to the PEPS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PEPS are not certain. No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the PEPS and no assurance can be given that that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE PEPS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PEPS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

  Pursuant to the terms of the Indenture, Armstrong and every holder of a PEPS will be obligated (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a PEPS for all tax purposes as an investment unit consisting of two components: (i) a forward purchase contract to purchase Dal-Tile Common Stock on maturity (including as a result of acceleration or otherwise), and (ii) a deposit securing such forward purchase contract. Under this characterization: (a) at the time of issuance of the PEPS the holder deposits irrevocably with Armstrong a fixed amount of cash equal to the purchase price of the PEPS to assure the fulfillment of the holder's purchase obligation described in clause (c) below,
(b) until maturity Armstrong will be obligated to pay interest on the deposit at a rate equal to the stated rate of interest on the PEPS as compensation to the holder for Armstrong's use of the cash deposit during the term of the PEPS, and (c) on the Exchange Date the cash deposit unconditionally and irrevocably will be applied by Armstrong in full satisfaction of the holder's obligation under the forward purchase contract, and Armstrong will deliver to the holder the number of shares of Dal-Tile Common Stock that the holder is entitled to receive at the time pursuant to the terms of the PEPS (subject to Armstrong's right to deliver cash in lieu of shares of Dal-Tile Common Stock). Consistent with the above characterization, (i) amounts paid to Armstrong in respect of the original issue of a PEPS will be treated as allocable in their entirety to the amount of the cash deposit attributable to such PEPS, and (ii) amounts denominated as interest that are payable with respect to the PEPS will be characterized as interest payable on the amount of such deposit, includible annually in the income of a U.S. Holder as interest income in accordance with the holder's method of accounting. The allocation to the deposit of all amounts paid to Armstrong in respect to the original issue of the PEPS is subject to challenge by the IRS. If as a result of such challenge, any amount is allocated to the forward contract, the deposit might be treated as having original issue discount. In addition, if the coupon interest payments on the
PEPS are below the rate (which Armstrong believes to be an annual rate of   %,
compounded quarterly) at which Armstrong would issue a fixed-rate debt instrument having similar terms and conditions (including the level of subordination, term, timing of payments and general market conditions), the PEPS will be treated as having original issue discount. In that event, a U.S. Holder will be required to include in income OID as it accrues, in accordance with a constant-yield method, in an aggregate amount equal to the difference between the stated principal amount of the PEPS and the deemed issue price of the deposit. However, if the total amount of OID attributable to the PEPS is less than three-fourths of one percent of the stated principal amount of the PEPS, the amount of OID attributable to the deposit will constitute "de minimis OID," and a U.S. Holder generally will include such de minimis OID in income at maturity (and not over the term of the PEPS). A U.S. Holder's tax basis in the deposit will increase over its term by the amount of OID included in such holder's income with respect to the PEPS. (Prospective investors should note that cash proceeds of this offering will not be segregated by Armstrong during the term of the PEPS, but instead will be commingled with Armstrong's other assets and applied in a manner consistent with the "Use of Proceeds" discussion above.) See "Use of Proceeds."

  Under the above characterization of the PEPS, a holder's tax basis in a PEPS generally will equal the holder's cost for that PEPS. Upon the sale or other taxable disposition of a PEPS, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale of other taxable disposition and the U.S. Holder's tax basis in the PEPS. Such gain or loss realized on a disposition of a PEPS may be long-term capital gain or loss depending on the holding period of the PEPS. Capital gains of individuals are eligible for reduced rates of taxation depending upon the holding period of such capital assets. The deductibility of capital losses is subject to limitations.

  Under the above characterization of the PEPS, if Armstrong delivers Dal-Tile Common Stock on the Exchange Date, a U.S. Holder will recognize no gain or loss on the purchase of Dal-Tile Common Stock against application of the monies received by Armstrong in respect of the PEPS. A U.S. Holder will have a tax basis in such stock equal to the U.S. Holder's tax basis in the PEPS (less the portion of the tax basis of the PEPS allocable to any fractional share, as described below). A U.S. Holder's holding period in such stock will begin the day after maturity. A U.S. Holder will recognize gain or loss (which will be short-term capital gain or loss) with respect to cash received in lieu of fractional shares, in an amount equal to the difference between the cash received and the portion of the basis of the PEPS allocable to fractional shares (based on the relative number of fractional shares and full shares delivered to the holder). If on the Exchange Date Armstrong redeems the PEPS in cash, a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Armstrong and the U.S. Holder's tax basis in the PEPS at that time. Such gain or loss may be long-term capital gain or loss depending on the holding period of the PEPS as described above.

  Due to the absence of authority as to the proper characterization of the PEPS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the federal income tax consequences of owning a PEPS under Treasury regulations promulgated in June 1996 governing contingent payment debt instruments (the "Contingent Payment Regulations"). The Contingent Payment Regulations apply to debt instruments issued on or after August 13, 1996. The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a "comparable yield" for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, resulting in such "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the interest actually paid on a contingent debt instrument, the holder of that instrument recognizes ordinary interest income in excess of the cash the holder receives. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument is treated as ordinary income. Any loss realized on such sale, exchange or redemption is treated as an ordinary loss to the extent the holder's original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally is treated as a capital loss.

  Armstrong believes that the Contingent Payment Regulations do not apply to the PEPS on the Exchange Date because those Regulations apply only to debt instruments that provide for contingent payments. The PEPS are redeemed by the delivery of shares of Dal-Tile Common Stock (unless Armstrong exercises its option to deliver cash on the Exchange Date) and provide economic returns that are related to the performance of Dal-Tile Common Stock. The PEPS therefore offer no assurance that a holder's investment will be returned to the holder on the Exchange Date. Accordingly, Armstrong believes that the PEPS properly are characterized for tax purposes, not as debt instruments, but as forward purchase contracts in respect of which holders have deposited a fixed amount of cash with Armstrong, on which interest is payable at a fixed rate. If, however, the IRS were to argue successfully that the Contingent Payment Regulations applied to the PEPS, then, among other matters, (i) gain realized by a holder on the sale or other taxable disposition of a PEPS (including as a result of payments made on the Exchange Date) generally would be characterized as ordinary income, rather than as short- or long-term capital gain (depending on the holding period of the PEPS at the time of such disposition), and (ii) a U.S. Holder would recognize ordinary income, or ordinary or capital loss (as the case may be, under the rules summarized above) on the receipt of shares of Dal-Tile Common Stock, rather than capital gain or loss upon the ultimate sale of such shares.

  Even if the Contingent Payment Regulations do not apply to the PEPS, it is possible that the IRS could seek to characterize the PEPS in a manner that results in tax consequences to initial holders of the PEPS different from those reflected in the Indenture and described above.

NON-UNITED STATES PERSONS

  Generally, under the above characterization of the PEPS, in the case of a holder of the PEPS that is not a U.S. Person, payments made with respect to the PEPS should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. However, if interest payments on the PEPS exceed the rate (which Armstrong believes to be
an annual rate of   %, compounded quarterly) at which Armstrong would issue a
fixed-rate debt instrument having similar terms and conditions (including the level of subordination), amounts received with respect to PEPS by a Non-U.S. Holder are likely to be treated as ordinary income other than interest to the extent of such excess. As such, U.S. federal withholding would apply and be imposed on such amounts. In such event, it is possible that such amounts would be treated as "other income" exempt from withholding under certain income tax treaties of the United State if a Form 1001 (or a suitable substitute form) were furnished by such holder. Moreover, it is possible that the IRS will seek to recharacterize a PEPS as a pre-paid forward contract, in which case all interest payments on the PEPS could be subject to U.S.

federal withholding tax unless a provision of a relevant income tax treaty applies. Any capital gain realized upon the sale or other disposition of the PEPS by a holder that is not a U.S. Person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  A holder of the PEPS may be subject to information reporting and to backup withholding at a rate of 31 percent of certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below have severally agreed to purchase, and Armstrong has agreed to sell to them, the number of PEPS set forth opposite the names of such Underwriters below:

                                                                        NUMBER
                                 NAME                                   OF PEPS
                                 ----                                  ---------
Morgan Stanley & Co. Incorporated.....................................
Smith Barney Inc......................................................
                                                                       ---------
  Total............................................................... 7,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the PEPS offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the PEPS offered hereby, if any are taken.

  The Underwriters propose to offer part of the PEPS directly to the public at the public offering price set forth on the cover page hereof and part to
certain dealers at a price that represents a concession not in excess of    %
of the public offering price. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of    % of the public offering price of
the PEPS to other Underwriters or certain dealers. After the initial offering of the PEPS, the offering price and other selling terms may from time to time be varied by the Underwriters.

  Dal-Tile, Armstrong and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  Armstrong has granted to the Underwriters an option, exercisable for 30 days from the date of the Prospectus Supplement, to purchase up to 1,050,000 additional PEPS at the price set forth on the cover page of this Prospectus Supplement, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in the sale of the PEPS offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional PEPS as the number set forth next to such Underwriter's name in the preceding table bears to the total number of PEPS set forth next to the names of all Underwriters in the preceding table.

  Each of Armstrong, AEI, Dal-Tile, Dal-Tile's directors and executive officers (for so long as they remain in such capacities) and DTI Investors has agreed that without the prior written consent of Morgan Stanley & Co. Incorporated, it will not during the period ending 90 days after the date of the Prospectus Supplement (1) offer, pledge, loan, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Dal-Tile Common Stock or any securities convertible into or exercisable or exchangeable for Dal-Tile Common Stock (whether such shares or any securities are then owned by such person or are thereafter acquired directly from Dal- Tile), (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of the ownership of the Dal-Tile Common Stock, whether any such transaction is to be settled by delivery of Dal-Tile Common Stock or such other securities, in cash or otherwise, (3) in the case of Armstrong, AEI and DTI Investors, make a demand or exercise any right with respect to a registration of any shares of Dal-Tile Common Stock or any securities convertible into, or exercisable or exchangeable for Dal-Tile Common Stock or
(4) in the case of Dal-Tile, file a registration statement with the Commission for an offering of Dal-Tile Common Stock or any securities convertible into, or exercisable or exchangeable for, Dal-Tile Common Stock (other than the registration statement on Form S-8 or equivalent form) other than, with respect to clauses (1), (2), (3) and (4) above, (i) the PEPS offered hereby,
(ii) the offer and sale of the shares of Dal-Tile Common Stock made in connection with the Common Stock Offering and hereby and (iii) options to purchase Dal-Tile Common Stock, or shares of Dal-Tile Common Stock issued upon exercise of such options, granted under Dal-Tile's existing stock option and stock purchase plans.

  In a concurrent transaction, Armstrong is offering 9,000,000 shares of Dal-Tile Common Stock (plus an additional 1,315,822 shares to cover over-allotments, if any) pursuant to a separate prospectus of Dal-Tile.

  In order to facilitate the offering of the PEPS, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the PEPS or the Dal-Tile Common Stock. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the PEPS or the Dal-Tile Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the PEPS or the Dal-Tile Common Stock, the Underwriters may bid for, and purchase, PEPS or shares of Dal-Tile Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the PEPS in the offering, if the syndicate repurchases previously distributed PEPS in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the PEPS or the Dal-Tile Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The PEPS will be a new issue of securities with no established trading market and will not be listed on any national securities exchange or admitted to trading in any automated securities quotation system. The Underwriters intend to make a market in the PEPS, subject to applicable laws and regulations. The Underwriters are not obligated to do so, however, and any such market-making may be discontinued at any time at the sole discretion of the Underwriters without notice. Accordingly, no assurance can be given as to the liquidity of the market for the PEPS.

  From time to time, certain of the Underwriters have provided, and continue to provide, investment banking services to Armstrong and Dal-Tile.

                                 LEGAL MATTERS

  Certain matters with respect to the validity of the PEPS offered hereby will be passed upon for Armstrong by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania. Certain legal matters relating to the PEPS will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

  The consolidated financial statements of Armstrong as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accounts, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed with the SEC by Armstrong under the Exchange Act (file number 001-02116) are incorporated herein by reference: (1) Armstrong's Annual Report on Form 10-K for the year ended December 31, 1997;
(2) Armstrong's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; (3) Armstrong's Definitive Proxy Statement filed on March 16, 1998, (4) Amendment No. 2 to Schedule 13D filed on February 27, 1998; and (5) Amendment No. 3 to Schedule 13D filed on March 17, 1998.

  All documents filed by Armstrong with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering or offerings of the PEPS offered hereby shall be deemed to be incorporated by reference in this Prospectus Supplement and to be part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement. All information appearing in this Prospectus Supplement is qualified in its entirety by the information and financial statements (including the notes thereto) contained in the documents incorporated by reference herein.

  Armstrong will provide without charge, upon written or oral request, to each person, including any beneficial owner, to whom a copy of this Prospectus Supplement and accompanying Prospectus of Armstrong is delivered, a copy of any or all of the documents incorporated by reference in this Prospectus Supplement and accompanying Prospectus of Armstrong (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Deborah K. Owen, Senior Vice-President, Secretary and General Counsel, Armstrong World Industries, Inc., 313 West Liberty Street, Lancaster, PA 17603-2717 or by telephone at
(717) 397-0611.

PROSPECTUS

                                 $500,000,000

                                     LOGO
                       Armstrong World Industries, Inc.

                                DEBT SECURITIES
                                 COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES

                               ---------------

  Armstrong World Industries, Inc., a Pennsylvania corporation ("Armstrong" or the "Company"), may offer and sell from time to time, together or separately, up to an aggregate initial public offering price of $500,000,000 or the equivalent thereof in other currencies, foreign currency units or composite currencies such as the European Currency Unit (the "Specified Currency"), subject to the limitations set forth below, in one or more series (a) debt securities ("Debt Securities"), which may be either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities"); (b) shares of common stock, $1.00 par value per share ("Common Stock"), including Preferred Stock Purchase Rights which attach to each share of Common Stock (the "Rights"); (c) shares of Class A preferred stock, no par value per share ("Preferred Stock"); and (d) depositary shares ("Depositary Shares") or any combination of the foregoing, each in amounts, at prices and on terms to be determined at the time of sale. The Debt Securities, Common Stock with attached Rights, Preferred Stock, and Depositary Shares are collectively referred to herein as the "Securities".

  All specific terms of the offering and sale of Securities, including the initial public offering price, aggregate amount, listing on any securities exchange or quotation system, risk factors, if any, and the agents, underwriters or dealers, if any, to be utilized in connection with the sale of the Securities, will be set forth in an accompanying Prospectus Supplement ("Prospectus Supplement"). With respect to the Debt Securities, the related Prospectus Supplement will set forth the specific designation, rights and restrictions, whether they are senior or subordinated, the currencies or currency units or composite currencies in which they are denominated, the aggregate principal amount, the maturity, rate and time of payment of interest, any conversion, exchange, redemption or sinking fund provisions, and any other terms of the Securities offered thereby. With respect to the Preferred Stock, the related Prospectus Supplement will set forth the specific designation, rights, preferences, privileges and restrictions thereof, including dividend rate or rates (or method of ascertaining the same), dividend payment dates, voting rights, liquidation preference, any conversion, exchange, redemption or sinking fund provisions, and any other terms of the Securities offered thereby. The Prospectus Supplement will also contain information, where applicable, regarding certain United States federal income tax considerations relating to the Securities offered thereby.

                               ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ---------------

  The Company may sell the Securities directly, or through agents, underwriters or dealers designated from time to time, or through a combination of such methods, which underwriters may include Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch & Co. or may be a group of underwriters represented by firms including one or more of such firms and such firms may act as agents. See "Plan of Distribution." If agents of the Company or underwriters or any dealers are involved in the sale of Securities in respect of which this Prospectus is being delivered, the name of such agents, underwriters or dealers, and any applicable commissions or discounts, will be set forth in or may be calculated from the Prospectus Supplement relating to such Securities. The Company reserves the sole right to accept and, together with their respective agents from time to time, to reject in whole or in part any proposed purchase of Securities to be made directly or through agents.

                               ---------------

  The Prospectus may not be used to consummate the sale of Securities unless accompanied by a Prospectus Supplement.

November 1, 1996

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED HEREIN OR THEREIN OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THE PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE

Available Information.......................................................  3

Incorporation of Certain Documents by Reference.............................  3

The Company.................................................................  5

Use of Proceeds.............................................................  5

Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges
and Preferred Stock Dividends...............................................  5

Description of Debt Securities..............................................  6

Description of Capital Stock................................................ 17

Description of Depositary Shares............................................ 22

Plan of Distribution........................................................ 24

Validity of Securities...................................................... 25

Experts..................................................................... 25

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK, PACIFIC AND/OR PHILADELPHIA STOCK EXCHANGES. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  Armstrong is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the SEC located at Citicorp Center, Suite 1400, 500 West Madison Street, Room 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such information can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, the offices of the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104-7098, and the offices of the Philadelphia Stock Exchange, 1900 Market Street, Philadelphia, Pennsylvania 19103, on which exchanges certain of Armstrong's securities are listed. Armstrong's Common Stock is listed on the New York, Pacific and Philadelphia Stock Exchanges under the symbol "ACK."

  Armstrong has filed with the SEC two Registration Statements on Form S-3 (the "Registration Statements") under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the Securities. This Prospectus does not contain all of the information set forth in the Registration Statements, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statements and related exhibits for further information with respect to the Company and the Securities offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. The Registration Statements and the exhibits thereto may be inspected without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the SEC at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company that is electronically filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system. Such information is publicly available through the Commission's Web site (http://www. sec. gov.).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed with the SEC by Armstrong under the 1934 Act (file number 001-02116) are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1995, certain portions of which are superseded by the Company's Current Report on Form 8-K filed on October 18, 1996; (2) the Company's Current Report on Form 8-K filed on January 16, 1996; (3) the Company's Current Report on Form 8-K filed on January 16, 1996, as amended by a Form 8-K/A filed on March 13, 1996;
(4) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, certain portions of which are superseded by the Company's Current Report on Form 8-K filed on October 18, 1996; (5) the Company's Current Report on Form 8-K filed on May 13, 1996; (6) the Company's Current Report on Form 8-K filed on July 29, 1996, and any amendments or reports filed for the purpose of updating the Description of the Company's Capital Stock contained in such report; (7) the description of the Company's Preferred Stock Purchase Rights, set forth in the Registration Statement on Form 8-A/A dated March 15, 1996; (8) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, certain portions of which are superseded by the Company's Current Report on Form 8-K filed on October 18, 1996; (9) the Company's Current Report on Form 8-K filed on October 15, 1996; and (10) the Company's Current Report on Form 8-K filed on October 18, 1996.

  All documents filed by Armstrong with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering or offerings of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including the notes thereto) contained in the documents incorporated by reference herein.

  Armstrong will provide without charge, upon written or oral request, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to L.A. Pulkrabek, Senior Vice-President, Secretary and General Counsel, Armstrong World Industries, Inc., 313 West Liberty Street, Lancaster, Pennsylvania 17603-2717 (telephone 717-397-0611).


             [Remainder Of This Page Is Intentionally Left Blank]

                                  THE COMPANY

  Armstrong World Industries, Inc. is a Pennsylvania corporation incorporated in 1891. The Company is a manufacturer of interior furnishings, including floor coverings, and building products which are sold primarily for use in the furnishing, refurbishing, repair, modernization and construction of residential, commercial and institutional buildings. It also manufactures various industrial and other products. In late 1995, Armstrong sold its furniture business and combined its ceramic tile business with Dal-Tile International Inc. ("Dal-Tile"), retaining a minority equity interest in the combined company. Unless the context indicates otherwise, the term "Company" means Armstrong World Industries, Inc. and its consolidated subsidiaries.

                                USE OF PROCEEDS

  Except as otherwise described in the Prospectus Supplement, Armstrong intends to use the net proceeds from the sale of the Securities offered hereby for general corporate purposes, which may include additions to working capital, refinancing existing indebtedness, capital expenditures and possible acquisitions. Armstrong has not allocated a specific portion of the net proceeds for any particular use at this time. Specific information concerning the use of proceeds from the sale of any Securities may be included in the Prospectus Supplement relating to such Securities.

      RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS

  The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the indicated periods.(1)

                                                                                   SIX MONTHS ENDED
               YEAR ENDED DECEMBER 31,                                              JUNE 30, 1996
  --------------------------------------------------------------------             ----------------
  1991        1992              1993             1994             1995
  ----       ------             ----             ----             ----
  2.56       N/A(2)             2.49             8.70             1.20                   7.59

--------
(1) Excluding restructuring charges for all periods and the pre-tax loss on the ceramic tile business combination for 1995, the ratios would have been 2.80, 2.89, 4.50, 8.70 and 7.40 for 1991, 1992, 1993, 1994 and 1995,
    respectively.

(2) Earnings were inadequate to cover fixed charges by $66.3 million.

  The following table sets forth the Company's consolidated ratio of earnings to combined fixed charges and preferred dividends for the indicated periods:(1)

                                                                            SIX MONTHS ENDED
              YEAR ENDED DECEMBER 31,                                        JUNE 30, 1996
  ---------------------------------------------------------------           ----------------
  1991       1992            1993           1994            1995
  ----      ------           ----           ----           ------
  1.88      N/A(2)           1.74           5.61           N/A(3)                 4.79

--------
(1) Excluding restructuring charges for all periods and the pre-tax loss on the ceramic tile business combination for 1995, the ratios would have been 2.05, 2.08, 3.14, 5.61 and 5.04 for 1991, 1992, 1993, 1994 and 1995,
    respectively.

(2) Earnings were inadequate to cover fixed charges and preferred stock dividends by $85.6 million.

(3) Earnings were inadequate to cover fixed charges plus preferred stock dividends by $10.6 million.

  The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. The ratio of earnings to fixed charges and preferred stock dividends has been computed by dividing earnings by the sum of fixed charges and preferred stock dividend requirements. For purposes of calculating these ratios, earnings consist of consolidated earnings from continuing business operations before income taxes plus fixed charges. Fixed charges consist of interest expense, one-third of rent expense which is deemed to be representative of interest and amortization of finance costs. In June 1989, the Company established an Employee Stock Ownership Plan (the "ESOP"). The Company is the guarantor of a $270 million loan to the ESOP. Contributions made by the Company to the ESOP and dividends paid by the Company on the convertible preferred stock purchased by the ESOP are used by the ESOP to pay installments of principal and interest on the ESOP loan. Such contributions and dividends are not included in the above ratios of earnings to fixed charges or ratios to combined fixed charges and preferred stock dividends. Interest expense on the ESOP loan was approximately $23.2 million, $22.9 million, $22.3 million, $21.7 million and $21.0 million for the years ended December 31, 1991, 1992, 1993, 1994 and 1995, respectively. Part of the contributions made by the Company represent payroll deductions made by participants in the ESOP.

                        DESCRIPTION OF DEBT SECURITIES

  The Senior Debt Securities are to be issued under an Indenture, dated as of August 6, 1996 (the "Senior Indenture"), between the Company and Mellon Bank, N.A. , as Trustee (the "Trustee" or "Mellon"). The Subordinated Debt Securities are to be issued under a separate Indenture, dated as of August 6, 1996 (the "Subordinated Indenture"), also between the Company and Mellon as Trustee. The Senior Indenture and Subordinated Indenture are sometimes referred to collectively as the "Indentures". Copies of the Senior Indenture and Subordinated Indentures are filed as exhibits to the Registration Statement of which this Prospectus is a part. The Debt Securities may be issued from time to time in one or more series. The particular terms of each series, or of Debt Securities forming a part of a series, which are offered by a Prospectus Supplement will be described in such Prospectus Supplement.

  The following summaries of certain provisions of the Indentures do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Indentures, including the definitions therein of certain terms, and, with respect to any particular Debt Securities, to the description of the terms thereof included in the Prospectus Supplement relating thereto. Wherever particular Sections or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated by reference herein or therein, as the case may be.

GENERAL

  The Indentures will provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. The Company may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) The Debt Securities are to have such terms and provisions which are not inconsistent with the Indentures, including as to maturity, principal and interest, as the Company may determine. Unless otherwise specified in the applicable Prospectus Supplement, the Senior Debt Securities when issued will be unsecured and unsubordinated obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Debt of the Company, as described under "Subordination of Subordinated Debt Securities" and in the applicable Prospectus Supplement.

  The applicable Prospectus Supplement will set forth whether the Debt Securities offered shall be Senior Debt Securities or Subordinated Debt Securities, the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such offered Debt
Securities: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities or the series of which they are a part; (3) the Person to whom any interest on a Debt Security of the series shall be payable, if other than the

Person in whose name that Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of any of such Debt Securities will be payable; (5) the rate or rates at which any of such Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date; (6) the place or places where the principal of and any premium and interest on any of such Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase any of such Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation; (9) the denominations in which any of such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (10) if the amount of principal of or any premium or interest on any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (11) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on any of such Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be Outstanding at any time); (12) if the principal of or any premium or interest on any of such Debt Securities is to be payable, at the election of the Company or the Holder thereof, in one or more currencies or currency units other than those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount is to be determined); (13) if other than the entire principal amount thereof, the portion of the principal amount of any of such Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof; (14) if the principal amount payable at the Stated Maturity of any of such Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined); (15) if applicable, that such Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the Indentures described under "Defeasance and Covenant Defeasance--Defeasance and Discharge" or "Defeasance and Covenant Defeasance-- Covenant Defeasance", or under both such captions; (16) if applicable, the terms of any right to convert Debt Securities into shares of Common Stock of the Company or other securities or property; (17) whether any of such Debt Securities will be issuable, in whole or in part, in the form of one or more Global Securities, defined below, and, if so, the respective Depositaries for such Global Securities, the form of any legend or legends to be borne by any such Global Security in addition to or in lieu of the legend referred to under "Form, Exchange and Transfer--Global Securities" and, if different from those described under such caption, any circumstances under which any such Global Security may be exchanged, in whole or in part, for Debt Securities registered, and any transfer of such Global Security, in whole or in part, may be registered, in the names of Persons other than the Depositary for such Global Security or its nominee; (18) any addition to or change in the Events of Default applicable to any of such Debt Securities and any change in the right of the Trustee or the Holders to declare the principal amount of any of such Debt Securities due and payable; (19) any addition to or change in the covenants in the Indentures described under "Certain Restrictive Covenants" applicable to any of such Debt Securities; and (20) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture. (Section 301)

  Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Certain special United States federal income tax considerations (if any) applicable to Debt Securities sold at an original issue discount will be described in a Prospectus Supplement under "United States Taxation". In addition, certain special United States federal income tax or other considerations (if any) applicable to any Debt Securities which are denominated in a currency or currency unit other than United States dollars will be described in a Prospectus Supplement under "United States Taxation".

  Unless otherwise set forth in the applicable Prospectus Supplement, neither the Indentures nor the Debt Securities will contain provisions which would afford holders of the Debt Securities protection in the event of a takeover, recapitalization, or similar restructuring involving the Company that could adversely affect such holders.

CONVERSION RIGHTS

  The terms on which Debt Securities of any series are convertible into Common Stock or other securities or property will be set forth in the Prospectus Supplement relating thereto. Such terms shall include provisions as to whether conversion is mandatory or at the option of the holder and may include provisions pursuant to which the number of shares of Common Stock or other securities or property to be received by the Holders of Debt Securities would be calculated according to the market price of Common Stock or other securities or property as of a time stated in the applicable Prospectus Supplement. (Article Fourteen)

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

  Unless otherwise indicated in the Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

  The Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinate in right of payment to the prior payment in full of all Senior Debt, including the Senior Debt Securities. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt before the Holders of the Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 1502)

  By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are not holders of Senior Debt or Holders of Subordinated Debt Securities may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the Holders of the Subordinated Debt Securities.

  In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 1503)

  No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. (Section 1504) For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion of a Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Subordinated Debt Security.

  "Senior Debt" means the principal of (and premium, if any) and interest, if any, (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent that such claim for post-petition interest is allowed in such proceeding) on Debt (as defined under "Restrictive Covenants--Limitation on Liens"), whether incurred on or prior to the date of the Subordinated Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debt Securities or to other Debt which is pari passu with, or subordinated to, the Subordinated Debt Securities; provided, however, that Senior Debt shall not be deemed to include the Subordinated Debt Securities.

  The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Debt, which may include indebtedness that is senior to the Subordinated Debt Securities, but subordinate to other obligations of the Company. The Senior Debt Securities, when issued, will constitute Senior Debt.

  The Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.

FORM, EXCHANGE AND TRANSFER

  The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable Prospectus Supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

  At the option of the Holder, subject to the terms of the Indentures and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

  Subject to the terms of the Indentures and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by the Company for any Debt Securities will be named in the applicable Prospectus Supplement. (Section 305) The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002)

  If the Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified terms, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305)

GLOBAL SECURITIES

  Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more global securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby (a "Global Security"). Each Global Security will be registered in the name of a Depositary or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indentures.

  Notwithstanding any provision of the Indentures or any Debt Security described herein, no Global Security may be exchanged, in whole or in part, for Debt Securities registered, and no transfer of a Global Security, in whole or in part, may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless
(i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the Indentures, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. All securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305)

  As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the Indentures. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the Indentures. All payments of principal of and any premium and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

  Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

  Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the corporate trust office of the Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by the Company for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

  All monies paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the Holder of such Debt Security thereafter may look only to the Company for payment thereof. (Section 1003)

RESTRICTIVE COVENANTS

  Limitation on Liens. The Senior Indenture will provide that, except as otherwise provided in the next succeeding paragraph, the Company shall not, and shall not permit any Restricted Subsidiary to, issue, assume or guarantee any indebtedness for borrowed money ("Debt") secured by any mortgage, pledge, security interest, lien or other encumbrance (a "Lien") upon any Principal Property of the Company or of any Restricted Subsidiary or upon any shares of stock or Debt of any Restricted Subsidiary (whether such Principal Property, shares of stock or Debt are now owned or hereafter acquired) without in any such case effectively providing concurrently with the issuance, assumption or guaranty of any such Debt that the Senior Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guaranty by the Company or such Restricted Subsidiary then existing or thereafter created which is not subordinate to the Senior Debt Securities) shall be secured equally and ratably with (or, at the option of the Company, prior to) such Debt, so long as such Debt shall be so secured; provided, however, that the foregoing restrictions shall not prevent, restrict or apply to (and there shall be excluded from secured Debt in any computation made for purposes of the "Limitation on Liens" covenant) Debt secured by (A) Liens on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary or arising thereafter (i) otherwise than in connection with the borrowing of money arranged thereafter and (ii) pursuant to contractual commitments entered into prior to and not in contemplation of such corporation's becoming a Restricted Subsidiary; (B) Liens on any property (including shares of stock or Debt) existing at the time of acquisition thereof (including acquisition through merger or consolidation) or securing the payment of all or any part of the purchase price or construction cost thereof or securing any Debt incurred prior to, at the time of or within 180 days after, the acquisition of such property, shares of stock or Debt or the completion of any such construction, whichever is later, for the purpose of financing all or any part of the purchase price or construction costs thereof (provided such Liens are limited to such property, improvements thereon and the land upon which such property and improvements are located and any other property not then constituting a Principal Property); (C) Liens on any property to secure all or any part of the cost of development, operations, construction, alteration, repair or improvement of all or any part of such property, or to secure Debt incurred prior to, at the time of or within 180 days after, the completion of such development, operation, construction, alteration, repair or improvement, whichever is later, for the purpose of financing all or any part of such cost (provided such Liens are limited to such property, improvements thereon and the land upon which such property and improvements are located and any other property not then constituting a Principal Property); (D) Liens which secure Debt owing by a Restricted Subsidiary to the Company or to another Restricted Subsidiary or by the Company to a Restricted Subsidiary; (E) Liens securing indebtedness of a corporation which becomes a successor of the Company in accordance with the provisions described under "Consolidation, Merger and Sale of Assets"; (F) Liens on property of the Company or a Restricted Subsidiary in favor of the United States of America or any State thereof, or any department agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of any other country or any political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Liens, or in favor of any trustee or mortgagee for the benefit of holders of indebtedness of any such entity incurred for any such purpose; (G) Liens existing at August 6, 1996; and (H) any extension, renewal or replacement (or successive extension, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (A) to (G), inclusive, or of any Debt secured thereby; provided that such extension, renewal or replacement Lien shall be limited to all or any part of the same property that secured the Lien extended, renewed or replaced (plus any improvements on such property) and shall secure no larger amount of Debt than that existing at the time of such extension, renewal or replacement.

  Notwithstanding the foregoing restrictions, the Company and any one or more Restricted Subsidiaries may issue, assume or guarantee Debt secured by a Lien which would otherwise be subject to the foregoing restrictions if at the time it does so (the "Incurrence Time") the aggregate amount of such Debt plus all other Debt of the Company and its Restricted Subsidiaries secured by a Lien which would otherwise be subject to the foregoing restrictions (not including Debt permitted to be secured under clauses (A) through (H) of the next preceding paragraph), plus the aggregate Attributable Debt (determined as of the Incurrence Time) of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions permitted by clause (1) under "-- Limitations on Sale and Leaseback Transactions") entered into after August 6, 1996 and in existence at the Incurrence Time (less the aggregate amount of proceeds of such Sale and Leaseback Transactions which shall have been applied in accordance with clause (3) under "Limitations on Sale and Leaseback Transactions"), does not exceed 15% of Consolidated Net Tangible Assets.

  Limitations on Sale and Leaseback Transactions. The Senior Indenture will provide that the Company shall not itself, and shall not permit any Restricted Subsidiary to, enter into any arrangements after August 6, 1996 with any bank, insurance company or other lender or investor (other than the Company or another Restricted Subsidiary) providing for the leasing as lessee by the Company or by any such Restricted Subsidiary of any Principal Property (except a lease for a temporary period not to exceed three years by the end of which it is intended the use of such Principal Property by the lessee will be discontinued), which was or is owned by the Company or a Restricted Subsidiary and which has been or is to be sold or transferred by the Company or a Restricted Subsidiary more than 180 days after the completion of construction and commencement of full operation thereof by the Company or such Restricted Subsidiary, to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such Principal Property (herein called a "Sale and Leaseback Transaction") unless
(1) the Company or such Restricted Subsidiary would (at the time of entering into such arrangement) be entitled pursuant to clauses (A) through (H) above under "--Limitation on Liens", without equally and ratably securing the Senior Debt Securities, to issue, assume or guarantee indebtedness secured by a Lien on such Principal Property; or (2) the Attributable Debt of the Company and its Restricted Subsidiaries in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after August 6, 1996 (other than such Sale and Leaseback Transactions as are permitted by clause (1) or clause (3) of this paragraph), plus the aggregate principal amount of Debt secured by Liens on Principal Properties then outstanding (excluding any such Debt secured by Liens covered in subdivisions (A) through (H) under "--Limitation on Liens") which do not equally and ratably secure the Senior Debt Securities, would not exceed 15% of Consolidated Net Tangible Assets; or (3) the Company, within 180 days after the sale or transfer, applies or causes a Restricted Subsidiary to apply an amount equal to the greater of the net proceeds of such sale or transfer or fair market value of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction (in either case as determined by the Board of Directors) to the retirement of Senior Debt Securities or other indebtedness of the Company (other than indebtedness subordinated to the Senior Debt Securities) or indebtedness of a Restricted Subsidiary, for money borrowed, having a stated maturity more than 12 months from the date of such application or which is extendible at the option of the obligor thereon to a date more than 12 months from the date of such application, provided that the amount to be so applied shall be reduced by (i) the principal amount of Senior Debt Securities delivered within 180 days after such sale or transfer to the Trustee for retirement and cancellation, and (ii) the principal amount of any such indebtedness of the Company or a Restricted Subsidiary other than Senior Debt Securities voluntarily retired by the Company or a Restricted Subsidiary within 180 days after such sale or transfer; provided, further, that notwithstanding the foregoing, no retirement referred to in this clause (3) may be affected by payment at Maturity.

  Notwithstanding the foregoing, where the Company or any Restricted Subsidiary is the lessee in any Sale and Leaseback Transaction, Attributable Debt shall not include any Debt resulting from the guarantee by the Company or any other Restricted Subsidiary of the lessee's obligation thereunder.

CERTAIN DEFINITIONS

  The term "Attributable Debt" means, in respect of a Sale and Leaseback Transaction and as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease involved in such Sale and Leaseback Transaction, as determined in good faith by the Company) of the obligation of the lessee thereunder for net rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, services, insurance, taxes, assessments, water rates or similar charges or any amounts required to be paid by such lessee thereunder contingent upon monetary inflation or the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges) during the remaining term of such lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

  The term "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, and (b) all current liabilities, all as reflected in the Company's latest audited consolidated balance sheet contained in the Company's most recent annual report to its stockholders under Rule 14a-3 of the Exchange Act prior to the time as of which "Consolidated Net Tangible Assets" shall be determined.

  The term "Maturity", when used with respect to any security, means the date on which the principal of such security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

  The term "Principal Property" means any single manufacturing plant, research laboratory or other similar facility located within the United States of America (other than its territories and possessions) and owned by, or leased to, the Company or any Restricted Subsidiary, the book value of the property, plant and equipment of which (as shown, net of depreciation, on the books of the owner or owners) is not less than 2% of the Consolidated Net Tangible Assets at the end of the most recent fiscal year of the Company, reflected in the latest audited consolidated statement of financial position contained in the Company's most recent annual report to its stockholders under Rule 14a-3 of the Exchange Act, except (a) any such plant or facility (i) owned or leased jointly or in common with one or more Persons other than the Company and its Subsidiaries, in which the interest of the Company and its Restricted Subsidiaries does not exceed 50%, or (ii) which the Board of Directors determines by Board Resolution in good faith is not of material importance to the total business conducted, or assets owned, by the Company and its Subsidiaries as an entirety, or (b) any portion of any such plant or facility which the Board of Directors determines by Board Resolution in good faith not to be of material importance to the use or operation thereof.

  The term "Restricted Subsidiary" means any Subsidiary substantially all the property of which is located, or substantially all of the business of which is carried on, within the United States of America (other than its territories and possessions) which shall at the time, directly or indirectly through one or more Subsidiaries or in combination with one or more other Subsidiaries, own or be a lessee of a Principal Property.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Indentures will provide that the Company may not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a "successor Person"), and may not permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Company, unless (i) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indentures, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing,
(iii) if, as a result of the transaction, property of the Company or a Restricted Subsidiary would become subject to a Lien that would not be permitted under "Restrictive Covenants--Limitations on Liens", the Company takes such steps as shall be necessary to secure the Senior Debt Securities, if any, equally and ratably with (or prior to) the indebtedness secured by such Lien, and (iv) certain other conditions are met. (Section 801)

EVENTS OF DEFAULT

  Each of the following will constitute an Event of Default under the Indentures with respect to Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of that series when due (with respect to Subordinated Debt Securities, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture); (b) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days (with respect to Subordinated Debt Securities whether or not such payment is prohibited by the subordination provision of the Subordinated Indenture);
(c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series (with respect to Subordinated Debt Securities, whether or not such deposit is prohibited by the subordination provisions of the Subordinated Indenture); (d) failure to perform any other covenant of the Company in the Indentures (other than a covenant included in the Indentures solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in the Indentures; (e) certain events in bankruptcy, insolvency or reorganization; and (f) any other Event of Default specified in the applicable Prospectus Supplement. (Section 501)

  If an Event of Default (other than an Event of Default described in clause
(e) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series by notice as provided in the Indentures may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (e) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indentures. (Section 502) For information as to waiver of defaults, see "Modification and Waiver".

  Subject to the provisions of the Indentures relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing the Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

  No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indentures, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508)

  The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indentures and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

  Modifications and amendments of the Indentures may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (f), in the case of Subordinated Debt Securities, modify the subordination provisions in a manner adverse to the Holders of the Subordinated Debt Securities, (g) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indentures, (h) reduce the percentage in principal amount of Outstanding Securities of any series necessary for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults, or (i) modify such provisions with respect to modification and waiver. (Section 902)

  The Holders of a majority in principal amount of the Outstanding Securities of any series may waive compliance by the Company with certain restrictive provisions of the Indentures. (Sections 1010 and 1008 of the Senior Indenture and the Subordinated Indenture, respectively.) The Holders of a majority in principal amount of the Outstanding Securities of any series may waive any past default under the Indentures, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indentures which cannot be amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513)

  The Indentures will provide that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given or taken any direction, notice, consent, waiver or other action under the Indentures as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security, and (iii) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101)

  Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indentures, in the manner and subject to the limitations provided in the Indentures. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

  If and to the extent indicated in the applicable Prospectus Supplement, the Company may elect, at its option at any time, to have the provisions of
Section 1302, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the Indentures, applied to the Debt Securities of any series, or to any specified part of a series. (Section 1301)

  Defeasance and Discharge. The Indentures will provide that, upon the Company's exercise of its option (if any) to have Section 1302 applied to any Debt Securities, with respect to any Subordinated Debt Securities, the provisions of Article Fifteen of the Subordinated Indenture relating to subordination will cease to be effective and, with respect to any Debt Securities, the Company will be discharged from all its obligations with respect thereto (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indentures and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304)

  Defeasance of Certain Covenants. The Indentures will provide that, upon the Company's exercise of its option (if any) to have Section 1303 applied to any Debt Securities, the Company may omit to comply with certain restrictive covenants, including those described under "Restrictive Covenants" and in the last sentence under "Consolidation, Merger and Sale of Assets" and any that may be described in the applicable Prospectus Supplement, and the occurrence of certain Events of Default, which are described above in clause (d) (with respect to such restrictive covenants) under "Events of Default" and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities, and, in the case of the Subordinated Indenture, the provisions of Article Fifteen relating to subordination will cease to be effective with respect to any Subordinated Debt Securities. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indentures and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 1303 and 1304)

NOTICES

  Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and
106)

TITLE

  The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

  The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

REGARDING THE TRUSTEE

  The Trustee is the trustee for the Debt Securities to be issued. The Trustee is also trustee under the Company's ESOP, as defined below, as discussed more fully herein. In addition, Chemical Mellon Shareholder Services, L.L.C., an affiliate of the Trustee, is the Rights Agent under the Company's Rights Plan, as defined below, as discussed more fully herein. The Trustee also provides cash management and other banking and advisory services to the Company in the normal course of business.

  Upon the occurrence of an Event of Default or an event which, after notice or lapse of time or both, would become an Event of Default, or upon the occurrence of a default under such other indenture, the Trustee may be deemed to have a conflicting interest with respect to the Debt Securities for purposes of the Trust Indenture Act of 1939 and, unless the Trustee is able to eliminate any such conflicting interest, the Trustee may be required to resign as Trustee under either the Subordinated Indenture or the Senior Indenture. In that event, the Company would be required to appoint a successor trustee for such Indenture.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, par value $1.00 per share, and 20,000,000 shares of Class A Preferred Stock, without par value. The following description of the capital stock of the Company is a summary, and as such, it does not purport to be complete and is subject, and qualified in its entirety by reference to, the more complete descriptions contained in (i) the Articles of Incorporation of the Company, as amended (the "Articles"), the Bylaws of the Company, as amended (the "Bylaws"), and the Rights Agreement, effective March 21, 1996, between the Company and Chemical Mellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), copies of each of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part, and (ii) the certificate of designation relating to each series of Preferred Stock.

COMMON STOCK

  Dividends. Subject to the rights and preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive dividends, when, if and as declared by the Board of Directors of the Company, out of funds legally available therefor.

  Voting Rights. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders, except that shareholders are entitled to cumulate their votes in the election of directors. Under cumulative voting, a shareholder has the right to multiply the total number of shares which the shareholder is entitled to vote by the number of directors to be elected and to cast the whole number of votes so determined for one nominee or to distribute them among different nominees. The Bylaws require shareholders desiring to nominate persons for election as a director to give advance notice of such nominations to the Company.

  Other than in the election of directors, whenever any corporate action is to be taken by vote of the shareholders of the Company, or by a class of such shareholders of the Company, generally, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by such shareholders, or by such class of shareholders, entitled to vote thereon. The Articles and Bylaws require, however, the approval by the holders of at least 80% of the votes which all shareholders of the Company would be entitled to cast at an annual election of directors, voting together as a single class, for the removal of any director, class of directors or the entire Board of Directors (subject to nonremoval if sufficient votes are cast against removal) or for any change to any provision of the Articles or Bylaws providing for the number of directors, the classification of directors or the filling of vacancies on the Board of Directors, unless any such change is unanimously approved by the Board of Directors of the Company. In addition, the Bylaws of the Company may be amended only by a vote of two-thirds of the Board of Directors then in office, subject to the power of the shareholders to change such action.

  The Bylaws provide for the Board of Directors to be divided into three classes of directors, each class as nearly equal in number as possible, with one class being elected each year for a three-year term. The classification of the Board helps to ensure continuity and stability of corporate leadership and policy; however, it also has the effect of making it more difficult for a person to acquire control of the Company because at least two annual meetings are necessary to effect a change in a majority of the Company's directors. Further, while cumulative voting enables minority shareholders to gain representation on the Board, the existence of a classified Board increases the number of shares required to elect at least one director.

  Liquidation. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after the payment of the liabilities and the liquidation preferences of any outstanding preferred stock.

  Other Information. The Common Stock does not carry preemptive rights, is not redeemable, does not have any conversion rights, is not subject to further calls and is not subject to any sinking fund provisions. The shares of Common Stock currently outstanding are freely alienable, fully paid and nonassessable. Except in certain circumstances as discussed below under "Description of Capital Stock--Certain Provisions Affecting Control of the Company," the Common Stock is not subject to discriminatory provisions based on ownership thresholds.

  Conversion of Series A ESOP Preferred Stock. On July 31, 1996, the Trustee appointed by the Company's Employee Stock Ownership Plan, Mellon Bank, N.A., converted the shares of Series A ESOP Preferred Stock formerly held by the trustee for the account of participants in the Employee Stock Ownership Plan into Company Common Stock.

CLASS A PREFERRED STOCK

  The Class A Preferred Stock, other than Series One Preferred Stock as discussed below, is issuable in one or more series and will have the dividend, conversion, redemption, voting and liquidation rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the title of the series and the number of shares in the series offered; (ii) the price at which such series will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate for such series; (iv) any redemption or sinking fund provisions of such series; (v) any conversion provisions of such series; (vi) the voting rights, if any, of such series; (vii) the liquidation preference of such series; and (viii) any additional dividend, liquidation, redemption, sinking fund and other special or relative rights, preferences, qualifications, privileges, limitations, options and restrictions of such series. The Class A Preferred Stock is available for possible future financing and acquisition transactions, to pay stock dividends or make distributions, to fund employee benefit plans and for other general corporate purposes. Under certain circumstances, the Class A Preferred Stock could be used to create voting impediments for persons seeking to gain control of the Company.

  Dividends. The Preferred Stock will be preferred over the Common Stock (but may be subordinated as to the other series of Preferred Stock) as to the payment of dividends. Before any dividends or distributions on the Common Stock shall be declared and set apart for payment or paid, the holders of shares of each series of Preferred Stock shall be entitled to receive dividends (either in cash, shares of Common Stock or Preferred Stock, or otherwise), when, as and if declared by the Board of Directors, at the rate and on the date or dates as set forth in the Prospectus Supplement. With respect to each series of Preferred Stock, the dividends on each share of such series shall be cumulative from the date of issuance of such shares unless some other date is set forth in the Prospectus Supplement relating to any such series. Accruals of dividends shall not bear interest.

  Conversion. Shares of any series of Preferred Stock will be convertible into shares of Common Stock or into shares of any other series of Preferred Stock to the extent set forth in the Prospectus Supplement relating to any such series.

  Redemption. Shares of any series of Preferred Stock will be redeemable to the extent set forth in the Prospectus Supplement relating to any such series, which may or may not include any restrictions on the repurchase or redemption thereof while there is any arrearage in the payment of dividends.

  Voting Rights. Unless otherwise provided in the Prospectus Supplement, the holders of shares of Preferred Stock will be entitled to one vote for each share of Preferred Stock held by them on all matters presented to shareholders.

  Liquidation. The Preferred Stock will be preferred over the Common Stock (but may be subordinated as to other series of Preferred Stock, as described herein) as to assets so that the holders of each series of Preferred Stock will be entitled to be paid, upon the voluntary or involuntary liquidation, dissolution or winding up of the Company and before any distribution is made to the holders of Common Stock, the amount set forth in the Prospectus Supplement relating to any such series, but in such case the holders of such series of Preferred Stock will not be entitled to any other or further payment.

  Other Information. Unless otherwise provided in the Prospectus Supplement, the Preferred Stock will not carry any preemptive rights, will not be, upon issuance, subject to further calls and will not be, upon issuance, subject to any sinking fund provisions. The Preferred Stock will be, when issued, fully paid and nonassessable. Unless otherwise provided in the Prospectus Supplement, and except in certain circumstances as discussed below under "Description of Capital Stock--Certain Provisions Affecting Control of the Company," the Preferred Stock will not be, upon issuance, subject to discriminatory provisions based on ownership thresholds.

SERIES ONE PREFERRED STOCK AND PREFERRED STOCK PURCHASE RIGHTS

  Preferred Stock Purchase Rights. The Series One Preferred Stock, which is a series of Class A Preferred Stock, is issuable pursuant to the exercise of rights to purchase Series One Preferred Stock ("Rights"). The Series One Preferred Stock is not being offered hereby, although the Rights will attach to any Common Stock which may be sold pursuant to this Prospectus and any Prospectus Supplement. On March 21, 1996, the Board of Directors of the Company paid a distribution of one Right for each outstanding share of Common Stock of the Company to shareholders of record on January 19, 1996, and with respect to each share of Common Stock that may be issued by the Company prior to the date on which the Rights first become exercisable (or the earlier redemption or expiration of the Rights), subject to adjustment in certain events. In general, the Rights become exercisable ten days after a person or group either acquires beneficial ownership of shares representing 20% or more of the voting power of the Company or announces a tender or exchange offer that would result in such person or group beneficially owning shares representing 28% or more of the voting power of the Company. When the Rights become exercisable, each Right entitles its holder (other than such 20% shareholder or tender or exchange offeror) to buy one one-hundredth of a newly issued share of Series One Preferred Stock at a purchase price of $300, subject to adjustment. If, after the Rights become exercisable, any person or group becomes the beneficial owner of 28% or more of the voting power of the Company or if the Company is the surviving corporation in a merger with a person or group that owns 20% or more of the voting power of the Company, then each owner of a Right (other than such 20% or 28% shareholder) will be entitled to purchase shares of Armstrong's Common Stock having a value equal to twice the exercise price of the Right. In addition, if, after the Rights become exercisable, the Company is a party to a merger and is not the surviving company or 50% or more of the Company's assets or earnings power are sold in a single or series of related transactions, then each owner of a Right will be entitled to purchase shares of the acquiring person having a value equal to twice the exercise price of the Right. Until the Rights first become exercisable, the Rights attach to and trade with shares of the Company's Common Stock. Generally, the Rights are redeemable at the option of the Company for $.05 per Right at any time prior to the tenth day following a public announcement that a person or group has acquired beneficial ownership of 20% or more of the voting power of the Company. The Rights expire by their terms on March 21, 2006, unless earlier redeemed.

  The terms of the Rights are set forth in the Rights Agreement which has been filed with the SEC as an Exhibit to a Registration Statement on Form 8-A/A filed on March 15, 1996, file number 001-02116, and is incorporated herein by reference.

  Dividends. Subject to the rights and preferences of the holders of any other series of Class A Preferred Stock, the holders of Series One Preferred Stock are entitled to receive cumulative, quarterly dividends, without interest, when and as declared by the Board of Directors of the Company, out of funds legally available therefor, in preference to the holders of Common Stock and in an amount per share equal to the greater of $36.00 or 100 times, as adjusted, the aggregate per share amount of all cash and non-cash dividends or other distributions, other than a dividend or distribution payable in shares of Common Stock, paid on the Common Stock in the immediately preceding quarter.

  Conversion Rights. In the event the Company enters into any consolidation, merger, combination or other transaction in which the Common Stock is exchanged for or changed into other stock or securities, cash and/or any other property, then the Series One Preferred Stock will be at the same time, similarly exchanged for or converted into an amount per share equal to 100 times, as adjusted, the aggregate amount for or into which the Common Stock is exchanged or converted.

  Voting Rights. Holders of Series One Preferred Stock have no voting rights except as may be provided by law.

  Redemption. The Series One Preferred Stock may be redeemed at the option of the Board of Directors of the Company, as a whole, but not in part, at any time, at a cash price per share equal to 100 times, as adjusted, the average market value, as defined, of the Common Stock, plus all accrued but unpaid dividends. The Company is not entitled, however, to purchase or otherwise acquire shares of the Series One Preferred Stock if the quarterly dividend in respect thereof is accrued and has not been paid or declared and a sum sufficient for the payment thereof set apart unless all shares of such stock at the time outstanding are purchased or otherwise acquired.

  Liquidation. Subject to the rights and preferences of the holders of any other series of Class A Preferred Stock, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series One Preferred Stock are entitled to $100 per share, plus all accrued and unpaid dividends, plus an amount equal to the holder's pro rata share of assets that would be available for distribution after payment of all liabilities, liquidation preferences and distributions on the Common Stock, if any, as determined according to a formula and subject to adjustment in certain events. The amount payable to the holders of Series One Preferred Stock as so determined is prior to any payment or distribution to the holders of Common Stock.

  Other Information. The Series One Preferred Stock does not carry any preemptive rights, will not be subject, upon issuance, to any sinking fund provisions and will not be subject, upon issuance, to any further calls. Upon issuance, the shares of the Series One Preferred Stock will be freely alienable, fully paid and nonassessable. Except in certain circumstances as discussed below under "Description of Capital Stock--Certain Provisions Affecting Control of the Company," the Series One Preferred Stock will be, upon issuance, freely alienable and not subject to discriminatory provisions based on ownership thresholds.

CERTAIN PROVISIONS AFFECTING CONTROL OF THE COMPANY

  General. Certain provisions of the Company's Articles, Bylaws and the Pennsylvania Business Corporation Law (the "PBCL") operate only with respect to extraordinary corporate transactions, such as mergers, reorganizations, tender offers, sales or transfers of substantially all of the Company's assets or the liquidation of the Company, and could have the effect of delaying or making more difficult a change in control of the Company in certain circumstances.

  Certain Provisions of the Articles. The Articles provide that a Business Combination (as defined below) with an Interested Shareholder (as defined below) requires the affirmative vote of shareholders entitled to cast at least a majority of the votes which all shareholders, other than the Interested Shareholder, would be entitled to cast at an annual election of directors, voting together as a single class, unless the transaction is approved by a majority of the Disinterested Directors (as defined below) or the transaction meets certain fair price and procedural requirements. An "Interested Shareholder" is, with certain exceptions, any person, or his assignee or successor (not including Armstrong or an affiliate of Armstrong), who is (or was within the previous two years) the beneficial owner of more than ten percent of the voting power of the outstanding voting stock, together with such person's affiliates and associates. A "Business Combination" includes, among other transactions, the following: (i) the merger or consolidation of the Company with the Interested Shareholder; (ii) the sale of all or substantially all of the assets of the Company to the Interested Shareholder or its affiliates or associates; (iii) the issuance of securities of the Company to an Interested Shareholder having a value equal to greater than ten percent of the assets of the Company; (iv) the adoption of any plan for the liquidation or dissolution of the Company proposed by or on behalf of the Interested Shareholder; or (v) any reclassification or recapitalization of securities which effectively increases the proportional equity share of the Interested Shareholder. The term "Disinterested Director" means a director who is neither affiliated with nor a representative of an Interested Shareholder and (i) was a director prior to the time an Interested Shareholder became such, (ii) was recommended or elected to fill a vacancy created by an increase in the size of the Board of Directors by a majority of the Disinterested Directors then in office, or (iii) was a successor of a Disinterested Director and was recommended or elected to succeed a Disinterested Director by a majority of the Disinterested Directors then in office. Certain other provisions of the Articles and Bylaws which could have the effect of delaying or preventing a Change in Control of the Company are described above under the captions "Description of Capital Stock--Common Stock" and "Description of Capital Stock--Class A Preferred Stock."

  Certain Provisions of the PBCL. The Company is governed by certain "anti-takeover" provisions in the PBCL which include the following: (i) provisions which prohibit certain business combinations (as defined in the PBCL) involving a corporation that has voting shares registered under the Exchange Act and an "interested shareholder" (generally defined to include a person who beneficially owns shares representing at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation) unless certain conditions are satisfied or an exemption is applicable; (ii) provisions concerning a "control-share acquisition" in which the voting rights of certain shareholders of the corporation (specifically, a shareholder who acquires 20%, 33 1/3% or 50% or more of the voting power of the corporation ) are conditioned upon the consent of a majority vote at a meeting of the independent shareholders of the corporation after disclosure by such shareholder of certain information, and with respect to which such shareholder is effectively deprived of voting rights if consent is not obtained; (iii) provisions pursuant to which any profit realized by a "controlling person or group," generally defined as a 20% beneficial owner, from the disposition of any equity securities within twenty-four months prior to, and eighteen months succeeding, the acquisition of such control is recoverable by the corporation; (iv) provisions pursuant to which severance payments are to be made by the corporation to any eligible employee of a covered corporation whose employment is terminated, other than for willful misconduct, with ninety days before, or twenty-four months after, a control-share acquisition; (v) provisions pursuant to which any holder of voting shares of a registered corporation who objects to a "control transaction" (generally defined as the acquisition by a person or group (the "controlling person or group") that would entitle the holders thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of the directors of the corporation) is entitled to make a written demand on the controlling person or group for payment of the fair value of the voting shares of the corporation held by the shareholder; (vi) a set of interrelated provisions which are designed to support the validity of actions taken by the Board of Directors in response to takeover bids, including specifically the Board's authority to "accept, reject or take no action" with respect to a takeover bid, and permitting the unfavorable disparate treatment of a takeover bidder; and (viii) provisions which allow the directors broad discretion in considering the best interests of the corporation, including a provision which permits the Board to consider various corporate interests including the short and long-term interests of the corporation and the resources, intent and conduct of any person seeking to acquire the corporation.

                       DESCRIPTION OF DEPOSITARY SHARES

  General. The Company may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In the event such option is exercised, the Company will issue to purchasers receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock.

  The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of Preferred Stock underlying such Depositary Share, to all the rights and preferences of the Preferred Stock underlying such Depositary Share (including dividend, voting, redemption, conversion and liquidation rights). The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement.

  Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

  Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the whole shares of Preferred Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts.

  Dividends. The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

  In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

  Conversion and Exchange. If any Preferred Stock underlying the Depositary Shares is subject to provisions relating to its conversion or exchange as set forth in a Prospectus Supplement relating thereto, each record holder of Depositary Shares will have the right or obligation to convert or exchange such Depositary Shares into other securities of the Company or rights or payments pursuant to the terms thereof.

  Redemption. After the date fixed for redemption as may be set forth in any Prospectus Supplement relating to the Depositary Shares, the Depositary Shares so called for redemption will no longer be deemed to be outstanding, and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such redeemed Depositary Shares were entitled upon surrender to the Depositary of the Depositary Receipts in respect thereof. Unless otherwise provided in the Prospectus Supplement or in the Deposit Agreement, the Depositary Shares will not be subject to any restriction on the repurchase or redemption thereof while there is any arrearage in the payment of dividends.

  Voting Rights. Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock.

  Other Information. Unless otherwise provided in the Prospectus Supplement or the Deposit Agreement, the Depositary Shares will not carry any conversion rights, will not be subject, upon issuance, to any sinking fund provisions, will not carry any liquidation or preemption rights and will not be, upon issuance, subject to any further calls. The Depositary Shares will be, when issued, freely alienable, fully paid and nonassessable. Unless otherwise provided in the Prospectus Supplement or the Deposit Agreement, and except in certain circumstances as described above under "Description of Capital Stock-- Anti-Takeover Provisions," the Preferred Stock will not be, upon issuance, subject to discriminatory provisions based on ownership thresholds.

  Amendment and Termination of the Deposit Agreement. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. A Deposit Agreement may be terminated by the Company Depositary only if (i) all outstanding Depositary Shares relating thereto have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock of the relevant series in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Shares.

  Charges of Depositary. The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will also pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

  Miscellaneous. The Depositary will forward to the holders of Depositary Shares all reports and communications which are delivered to the Depositary and which are required to be furnished to the holders of the Preferred Stock.

  Neither the Depositary nor the Company will be liable if either is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. Either may rely upon written advice of its counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

  Resignation and Removal of Depositary. The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and the Company's acceptance of such appointment. Such successor Depositary must be appointed within 90 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities being offered hereby in any of four ways: (i) directly to purchasers, (ii) through agents, (iii) through underwriters, and (iv) through dealers. Offers to purchase Securities may be made by potential investors or their agents on an unsolicited basis or may be solicited directly by the Company or agents designated by the Company from time to time. The applicable Prospectus Supplement or Prospectus Supplements will set forth the terms of the offering of the Securities, including the name or names of any agents, underwriters or dealers, the purchase price of the Securities and the proceeds to be received by the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation and any discounts and commissions allowed or reallowed or paid to dealers or agents. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers or agents may be changed from time to time.

  In connection with the sale of Securities, underwriters or agents may receive compensation from the Company in the form of underwriting discounts or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters. Underwriters, dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended. Such underwriters, dealers and agents may be entitled under agreements which may be entered into by the Company to indemnification by the Company against and contribution toward certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Securities may be distributed in one or more transactions from time to time at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  If so indicated in the applicable Prospectus Supplement or Prospectus Supplements, the Company will authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in the applicable Prospectus Supplement or Prospectus Supplements pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the future date or dates stated in the applicable Prospectus Supplement or Prospectus Supplements. Each Contract will be for an amount not less than, and the aggregate amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement or Prospectus Supplements. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. The obligations of any purchaser under any Contract will not be subject to any conditions except (1) the purchase by an institution of the Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (2) if Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of such Securities less the principal amount thereof covered by Contracts. Underwriter and such other persons will not have any responsibility in respect of the validity or performance of Contracts.

  The Securities (other than Common Stock) will be a new issue of securities with no established trading market. If so indicated in the applicable Prospectus Supplement, any underwriters or agents to or through whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters and agents will not be obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities, other than Common Stock.

  Certain of the underwriters, dealers and/or agents and their associates may be customers of, engage in transactions with and perform services for the Company, including its subsidiaries, in the ordinary course of business.

                            VALIDITY OF SECURITIES

  Unless indicated otherwise in a Prospectus Supplement relating thereto, the validity of the Securities will be passed upon for Armstrong by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania. With the exception of the Preferred Stock Purchase Rights, the validity of the Securities will be passed upon for the underwriters or agents, as the case may be, by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely upon the opinion of Buchanan Ingersoll Professional Corporation as to all matters of Pennsylvania law.

                                    EXPERTS

  The consolidated financial statements and schedule of the Company and its subsidiaries as of December 31, 1995 and 1994 and for each of the fiscal years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick L.L.P., independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  With respect to the unaudited interim financial information for the periods ended June 30, 1996 and 1995, and, March 31, 1996 and 1995, incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly report on Form 10-Q for the quarters ended June 30, 1996 and March 31, 1996, certain portions of which are superseded by the Company's Current Report on Form 8-K filed on October 18, 1996, and incorporated by reference herein, state that they did not audit and they do not express an opinion on the interim financial information. Accordingly, the degree of reliance on such reports should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of section 11 of the 1933 Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by the accountants within the meaning of sections 7 and 11 of the 1933 Act.

  The consolidated financial statements of Dal-Tile International Inc. incorporated by reference in the Company's Current Report on Form 8-K, as amended, for the fiscal year ended December 31, 1994, have been audited by Ernst & Young L.L.P., independent auditors, as set forth in their report thereon (which contains an explanatory paragraph with respect to a change in the method of accounting for income taxes as discussed in Note 8 to the consolidated financial statements) incorporated therein and herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.